As filed with the Securities and Exchange Commission on August 8, 1997

                                                Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ___________________

                          National Research Corporation
             (Exact name of registrant as specified in its charter)

              Nebraska                     8732               47-0634000
    (State or other jurisdiction     (Primary Standard     (I.R.S. Employer
        of incorporation or             Industrial          Identification
           organization)            Classification Code          No.)
                                          Number)

                                 1033 "O" Street
                             Lincoln, Nebraska 68508
                                 (402) 475-2525
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                             _______________________

                                 Michael D. Hays
                      President and Chief Executive Officer
                          National Research Corporation
                                 1033 "O" Street
                             Lincoln, Nebraska 68508
                                 (402) 475-2525
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ______________________________

                                   Copies to:

      Benjamin F. Garmer, III               William N. Weaver, Jr.
          Foley & Lardner                  Sachnoff & Weaver, Ltd.
     777 East Wisconsin Avenue              30 South Wacker Drive
     Milwaukee, Wisconsin 53202            Chicago, Illinois 60606
           (414) 271-2400                       (312) 207-1000

                          ____________________________

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                          ____________________________

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
        If this Form if filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                          ____________________________


                         CALCULATION OF REGISTRATION FEE

                                       Proposed      Proposed
                          Amount to     Maximum      Maximum
    Title of Each Class       be       Offering     Aggregate    Amount of
    of Securities to be   Registered   Price Per     Offering    Registra-
         Registered          (1)       Share(2)      Price(2)     tion Fee

    Common Stock, $.001   2,415,000     $13.00     $31,395,000     $9,514
      par value . . . .     shares

   (1) Includes 315,000 shares of Common Stock owned by the Selling Shareholder that the Underwriters have the option to purchase to cover over-allotments, if any.
   (2) Estimated solely for the purpose of calculating the registration fee pursuant to Section 6(b) of, and Rule 457(a) under, the Securities Act of 1933.
                          ____________________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED AUGUST 8, 1997
   PROSPECTUS
                                2,100,000 Shares

                      [National Research Corporation Logo]

                                  Common Stock

      Of the 2,100,000 shares of Common Stock offered hereby, 1,250,000 are being sold by National Research Corporation ("NRC" or the "Company") and 850,000 are being sold by the Selling Shareholder. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder. Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price for the Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price.

      The Company has applied to have the Common Stock quoted on the Nasdaq National Market under the symbol NRCI.

      See "Risk Factors" beginning on page 6 for a discussion of certain factors that should be considered by prospective purchasers of the shares of Common Stock offered hereby.
                          ____________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            Proceeds to
                    Price to    Underwriting  Proceeds to    Selling
                     Public     Discount(1)   Company(2)    Shareholder

    Per Share .        $             $             $             $
    Total(3)  .     $            $             $             $

   (1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
   (2) Before deducting expenses of the offering payable by the Company estimated at $500,000.
   (3) The Selling Shareholder has granted the Underwriters a 30-day option to purchase up to an additional 315,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting
        Discount and Proceeds to Selling Shareholder will be $     , $
        and $     , respectively.

      The Common Stock is offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the
   certificates for the Common Stock will be made on or about         , 1997.
                          ____________________________

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
                          ____________________________


   William Blair & Company                              Robert W. Baird & Co.
                                                                Incorporated

             The date of this Prospectus is                  , 1997

                             ADDITIONAL INFORMATION

      The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed as part of the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereto may be obtained from such office upon payment of prescribed fees. The Registration Statement, including the exhibits and schedules thereto, is also available on the Commission's Web site at http://www.sec.gov.
                               ___________________

      The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by its independent auditors and quarterly reports containing interim unaudited financial information for the first three quarters of each year.
                               ___________________

      The NRC logo, the NRC Healthcare Market Guide and map design, the NRC Listening System and The Report Card are trademarks or registered trademarks of the Company.
                               ___________________

      CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR MAINTAIN THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and the financial statements and related notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus: (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) gives retroactive effect to an approximately 240.5-for-1 stock split effective
   August    , 1997.  This Prospectus contains certain forward-looking
   statements that involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                   THE COMPANY

      The Company is a leading provider of ongoing survey-based performance measurement, analysis and tracking services and products to the healthcare industry. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members. NRC has led the industry in developing tools that enable healthcare organizations to obtain service quality information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, member retention and profitability.

        Since its founding 16 years ago, NRC has focused on the information needs of the healthcare industry. While performance data has always been of interest to healthcare providers and payers, such information has become increasingly important to these entities as a result of regulatory, industry and competitive requirements. In recent years, the healthcare industry has been under significant pressure from consumers, employers and the government to reduce cost. Through the implementation of managed care, which currently covers 61.2% of all Americans, the rate of growth in healthcare costs has been substantially reduced. However, the same parties that demanded cost reductions are now concerned that healthcare service quality is being compromised under managed care. This concern has created a demand for consistent, objective performance information by which healthcare providers and payers can be measured and compared and on which physicians' compensation can, in part, be based.

        NRC offers three primary types of information services and products. The NRC Listening System (the "Listening System"), which represented 75.9% of the Company's total revenues in 1996, is a renewable performance tracking tool for gathering and analyzing data from survey respondents, which can include patients, health plan members, physicians and/or employers. The surveys are customized according to the client's needs and the level at which the client would like performance to be measured (from enterprise-wide to physician/caregiver specific), and, in most cases, are personalized to the services provided to each respondent. Survey results are used by the Company's clients to (i) identify improvements that can be made to business practices, (ii) establish physician and other employee compensation, (iii) identify strengths that can be highlighted in marketing and (iv) comply with industry and regulatory requirements. The syndicated NRC Healthcare Market Guide (the "Market Guide"), which represented 10.1% of the Company's total revenues in 1996, is a stand-alone market information and competitive intelligence source as well as a comparative performance database. The Market Guide allows the Company's clients to assess their performance relative to the industry, access best practice examples and utilize competitive information for marketing purposes. Finally, NRC performs custom research for its clients, assisting them in the identification of areas for improvement and the measurement of market issues and opportunities. Custom research represented 14.0% of the Company's total revenues in 1996.

        During 1996, NRC provided services to more than 200 healthcare organizations, including health maintenance organizations ("HMOs"), integrated healthcare systems, medical groups and industry and government regulatory bodies. The Company gathered and analyzed over 1,000,000 completed surveys for these clients in 1996. The Company's current clients include Kaiser Permanente-Northern California Region ("Kaiser"), the United States Department of Defense, HealthSouth Corporation, BJC Health System and Mayo Clinic. NRC has benefited from a high rate of renewable revenues. Specifically, over 80% of the Company's total billings in each of the last two years was generated from clients billed in the prior year.

        NRC increased its revenues from $6.8 million in 1994 to $12.6 million in 1996, a compound annual growth rate of 36.6%. Over this same period, the Company increased its operating income from $1.7 million to $3.7 million, a compound annual growth rate of 49.0%. The Company believes that it can continue to grow rapidly through: (i) expanding the depth and breadth of its current clients' performance tracking programs, since healthcare organizations are increasingly interested in gathering performance information at deeper levels of their organizations and from more of their constituencies, (ii) increasing the cross-selling of its complementary services and products and (iii) adding new clients through penetrating the sizeable portion of the healthcare industry that is not yet conducting performance assessments beyond the enterprise-wide level or is not yet outsourcing this function.

                                  THE OFFERING

    Shares Offered by the Company   . . .   1,250,000

    Shares Offered by the Selling
     Shareholder  . . . . . . . . . . . .   850,000

    Shares Outstanding Immediately After
     the Offering . . . . . . . . . . . .   7,305,000(1)

    Use of Proceeds . . . . . . . . . . .   For general corporate purposes,
                                            including working capital and
                                            possible acquisitions of, or
                                            investments in, complementary
                                            businesses, products, services
                                            or technologies.

    Nasdaq National Market Symbol . . . .   NRCI
   ________________
   (1) Excludes (i) 225,000 shares of Common Stock issuable upon exercise of employee stock options to be granted under the National Research Corporation 1997 Equity Incentive Plan (the "Equity Incentive Plan") as of the consummation of this offering at an exercise price per share equal to the initial public offering price and (ii) 505,000 additional shares of Common Stock reserved for future issuance under the Equity Incentive Plan. See "Management -- Employee Benefit Plans -- Equity Incentive Plan."

                             SUMMARY FINANCIAL DATA
                      (In thousands, except per share data)

                                                                             Three Months
                                                                                Ended
                                        Year Ended December 31,               March 31,
                                1992     1993     1994     1995     1996    1996     1997

    Statement of Income Data:
    Revenues:
     Renewable performance
      tracking services   . .  $  454   $  507  $4,420   $6,839   $9,569   $2,122   $2,871
     Renewable syndicated
      product   . . . . . . .     415      435     652      493    1,276       82      341
     Custom and other
      research  . . . . . . .   1,737    1,869   1,683    1,585    1,755      447      228
                              -------  ------- -------  -------  -------  -------  -------
       Total revenues   . . .   2,606    2,811   6,755    8,917   12,600    2,651    3,440
    Operating income  . . . .     157      511   1,658    2,939    3,682      823    1,054
    Pro forma net income(1) .  $  166   $  514  $1,007   $1,828   $2,300   $  516   $  659
    Pro forma net income per
     share(1)   . . . . . . .  $ 0.03   $ 0.08  $ 0.16   $ 0.30   $ 0.38   $ 0.09   $ 0.11
    Weighted average shares
     outstanding  . . . . . .   6,500    6,508   6,318    6,055    6,055    6,055    6,055


                                                  March 31, 1997
                                                           Pro Forma
                                              Actual     As Adjusted(2)
    Balance Sheet Data:
    Working capital   . . . . . . . . .       $3,029        $11,054
    Total assets  . . . . . . . . . . .        7,601         16,960
    Total debt  . . . . . . . . . . . .         -              -
    Total shareholders' equity  . . . .        3,178         11,203

   _______________
   (1) From 1984 through July 31, 1994, the Company was a C Corporation.
       Since August 1, 1994, the Company has been an S Corporation and, accordingly, was not subject to Federal and state income taxes for the five months ended December 31, 1994, for the years ended
       December 31, 1995 and 1996 or for the three months ended March 31,
       1996 and 1997.  Pro forma net income reflects a pro forma tax provision at a combined Federal and state rate of 40% for the periods the Company was an S Corporation as if it had been a C Corporation.
       See "Management's Discussion and Analysis of Financial Condition and
       Results of Operations" and "S Corporation Termination."

   (2) As adjusted to (i) give effect to special cash bonuses aggregating
       $1,740,000 to be paid to certain executive officers of the Company other than the Selling Shareholder and be recognized by the Company as a compensation charge in its third quarter 1997 interim financial statements; (ii) reflect S Corporation distributions subsequent to March 31, 1997 estimated to be $3,905,000; (iii) reflect deferred tax benefits that will arise upon adoption of Financial Accounting Standards
       No. 109; and (iv) give effect to the sale of 1,250,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom. The special cash bonuses will reduce the amount otherwise available for distribution to the Company's shareholders prior to the termination of its S Corporation status.
       The deferred tax benefits are estimated to be approximately $220,000 and will be reflected as a deferred tax asset and as a reduction to income tax expense in the statement of income upon termination of the Company's S Corporation status, which will occur upon the completion of this offering. See "Use of Proceeds," "S Corporation Termination,"
       "Management's Discussion and Analysis of Financial Condition and Results
       Operations" and Notes 1 and 3 to the Company's Financial Statements.

                                  *     *     *

      The Company was incorporated in Nebraska on March 24, 1981. The principal office of the Company is located at 1033 "O" Street, Lincoln, Nebraska 68508, and its telephone number is (402) 475-2525.

                                  RISK FACTORS

      In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

   Reliance on Key Clients

      The Company has relied on a limited number of key clients for the majority of its revenues. In 1996 and the first quarter of 1997, the Company's largest client, Kaiser, accounted for 40.4% and 40.1%, respectively, of the Company's total revenues. The Company expects that this client will account for approximately 30% of total revenues for all of 1997. The Company also expects that another client, United Healthcare Corporation, which is a primary contractor (while the Company is a subcontractor) with the United States Department of Defense (hereinafter referred to collectively as the "Department of Defense"), will account for approximately 15% of the Company's total revenues in 1997. The Company's ten largest clients in 1995, 1996 and the first quarter of 1997 generated 71.1%, 63.9% and 69.5%, respectively, of the Company's revenues in each of those periods. No assurances can be given that the Company will maintain its existing client base, maintain or increase the level of revenue or profits generated by its existing clients or be able to attract new clients. Furthermore, the healthcare industry is undergoing significant consolidation and no assurances can be given that such consolidation will not cause the Company to lose clients. The loss of one or more of the Company's large clients or a significant reduction in business from such clients, regardless of the reason, would have a material adverse effect on the Company. See "Business -- Clients" and "Risk Factors -- Healthcare Industry Concentration."

   Dependence on Performance Tracking Contract Renewals

      In 1996, 75.9% of the Company's total revenues was generated from contracts for the NRC Listening System, a renewable performance tracking service. The Company expects that a substantial portion of its revenues for the foreseeable future will continue to be derived from such contracts. Substantially all such contracts are renewable annually at the option of the Company's clients, although a client generally has no minimum purchase commitments thereunder and the contracts are generally cancelable on short or no notice without penalty. To the extent that clients fail to renew or defer their renewals from the quarter anticipated by the Company, the Company's quarterly results may be materially adversely affected. The Company's ability to secure renewals is dependent upon, among other things, its ability to gather and analyze performance data in a consistent, high-quality and timely fashion. In addition, the performance tracking and market research activities of the Company's clients are affected by accreditation requirements, enrollment in managed care plans, the level of use of satisfaction measures in healthcare organizations' overall management and compensation programs, the size of operating budgets, clients' operating performance, industry and economic conditions and changes in management or ownership. As these factors are beyond the Company's control, there can be no assurance that the Company will be able to maintain its renewal rates. Any material decline in renewal rates from existing levels would have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Fluctuations in Operating Results

      The Company's operating results have fluctuated from period to period in the past and will likely fluctuate significantly in the future due to various factors. There has historically been, and the Company expects that there will continue to be, fluctuation in the financial results related to the Market Guide, a product which accounted for 10.1% of the Company's total revenues in 1996. Upon initial delivery of the new edition of the Market Guide in a particular year, which usually occurs in the third quarter, the Company recognizes all revenues realized for that new edition through the delivery date, as well as all related direct expenses of producing the new edition. A delay in completing and delivering the Market Guide in a given year, the timing of which is dependent upon the ability of the Company to access a supplier's respondent panel on a timely basis, could delay recognition of such revenues and expenses, which could materially affect operating results for the interim periods. After initial delivery of a new edition of the Market Guide, revenues and any marginal expenses related to additional orders of that edition of the Market Guide are recognized upon delivery. The Company has historically continued to receive orders for the Market Guide over the two quarters following initial delivery. Because the marginal expenses associated with these follow-on revenues are very low, the profit margin earned on such revenues is generally higher than that earned on the revenues recorded upon initial delivery of a new edition of the Market Guide. In addition, the Company's operating results may fluctuate as a result of a variety of other factors, including the size and timing of orders from clients, client demand for the Company's services and products (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, postal rate changes and industry and general economic conditions. Because a significant portion of the Company's overhead, particularly rent and full-time personnel expenses, is fixed in the short-term, the Company's results of operations may be materially adversely affected in any particular quarter if revenues fall below the Company's expectations. These factors, among others, make it possible that in some future quarter the Company's operating results may be below the expectations of securities analysts and investors, which would have a material adverse effect on the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Competition

      The healthcare information and market research industry is highly competitive. The Company has traditionally competed both with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment.
   The Company anticipates that in the future it may increasingly compete with (i) traditional market research firms which are significant providers of survey-based, general market research and (ii) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare performance measurement and/or market research that competes directly with the Company's services and products, many of these competitors have substantially greater financial, information gathering and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market, which could adversely affect the Company's operating results through pricing pressure, increased client service and marketing expenditures and market share losses, among other factors.
   There can be no assurance that the Company will continue to compete successfully against existing or new competitors. See "Business -- Competition."

   Healthcare Industry Concentration

      Substantially all of the Company's revenues are derived from clients in the healthcare industry. As a result, the Company's business, financial condition and results of operations are influenced by conditions affecting this industry, including changing political, economic, competitive and regulatory influences that may affect the procurement practices and operation of healthcare providers and payers. Many Federal and state legislators have announced that they intend to propose programs to reform the United States healthcare system. These programs could result in lower reimbursement rates and otherwise change the environment in which providers and payers operate. In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring purchases, including purchases of the Company's services and products. Moreover, there has been significant consolidation of companies in the healthcare industry, a trend which the Company believes will continue. Consolidation in this industry, including the potential acquisition of certain of the Company's clients, could adversely affect aggregate client budgets for the Company's services and products or could result in the termination of a client's relationship with the Company. The impact of these developments on the healthcare industry is difficult to predict and could have a material adverse effect on the Company.

   Management of Growth; Possible Acquisitions

      Since inception, the Company's growth has placed significant demands on the Company's management, administrative, operational and financial resources. In order to manage its growth, the Company will need to continue to implement and improve its operational, financial and management information systems and continue to expand, motivate and effectively manage an evolving workforce. If the Company's management is unable to effectively manage under such circumstances, the quality of the Company's services and products, its ability to retain key personnel and its results of operations could be materially adversely affected. Furthermore, there can be no assurance that the Company's business will continue to expand. The Company's growth could be adversely affected by reductions in clients' spending on performance tracking and market research, increased competition, pricing pressures and other general economic and industry trends.

      The Company may achieve a portion of its future revenue growth, if any, through acquisitions of complementary businesses, products, services or technologies, although the Company currently has no commitments or agreements with respect to any such acquisition. The Company's management has no experience dealing with the issues of product and service, systems, personnel and business strategy integration posed by acquisitions, and no assurance can be given that the integration of any possible future acquisitions will be managed without a material adverse effect on the Company. In addition, there can be no assurance that any possible future acquisition will not dilute the Company's earnings per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."

   Control by Principal Shareholder

      Upon the closing of this offering, the Company's President and Chief Executive Officer will beneficially own approximately 70.7% (66.4% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. As a result, he will be able to control matters requiring shareholder approval, including the election of directors and the approval of significant corporate matters such as change of control transactions. The effects of such influence could be to delay or prevent a change of control of the Company unless the terms are approved by such shareholder. See "Management" and "Principal and Selling Shareholders."

   Dependence on Key Personnel

      The Company's future performance will depend to a significant extent upon the efforts and ability of its key personnel who have expertise in gathering, interpreting and marketing survey-based performance information for healthcare markets. Although client relationships are managed at many levels in the Company, the loss of the services of Michael D. Hays, President and Chief Executive Officer, or one or more of the Company's other senior managers could have a material adverse effect on the Company. The Company's success will also depend on its ability to hire, train and retain skilled personnel in all areas of its business. Competition for qualified personnel in the Company's industry is intense, and many of the companies with which the Company competes for qualified personnel have substantially greater financial and other resources than the Company. Furthermore, competition for qualified personnel can be expected to become more intense as competition in the Company's industry increases. There can be no assurance that the Company will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully.

   Expansion of Direct Sales Force

      As of March 31, 1997, the Company had three sales associates, however, it recently hired two new sales associates and is in the process of searching for additional sales associates. The Company's plans for future growth depend in part on its unproven ability to hire, train, deploy, manage and retain an increasingly large direct sales force. There can be no assurance that the Company will be able to develop or manage such a sales force. See "Business -- Sales and Marketing."

   Data Collection Risks

      The Company's ability to provide timely and accurate performance tracking and market research to its clients depends on its ability to collect large quantities of high quality data through surveys and interviews. If receptivity to the Company's survey and interview methods by respondents declines, or for some other reason their willingness to complete and return surveys declines, or if the Company for any reason cannot rely on the integrity of the data it receives, the Company could be adversely affected. In addition, in the operation of its business the Company has access to or gathers certain confidential information such as medical histories on its respondents. As a result, the Company could be subject to future regulation or potential liability for any inappropriate disclosure or use of such information. The Company also relies on a third-party panel of pre-recruited consumer households to produce in a timely manner annual editions of its Market Guide. If the Company was not able to continue to use this panel, or the time period in which the Company uses this panel was altered, and the Company could not find an alternative panel on a timely, cost competitive basis it could have a material adverse effect on the Company. See "Business -- Services and Products."

   Limited Protection of the Company's Systems and Procedures

      The Company's success is in part dependent upon its data collection process, research methods, data analysis techniques and internal systems and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents; consequently, it relies on a combination of copyright, trademark and trade secret laws and employee nondisclosure agreements to protect its systems and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims. See "Business -- Intellectual Property and Other Proprietary Rights."

   Risks Relating to Performance Tracking and Other Surveys

      Many healthcare providers, payers and other entities or individuals use the Company's renewable performance tracking and other healthcare surveys in promoting and/or operating their businesses and as a factor in determining physician or employee compensation. Consequently, any errors in the data received or in the final surveys, as well as the actual results of such surveys, can have a significant impact on such providers', payers' or other entities' businesses and on any such individual's compensation. In addition, parties who have not performed well in the Company's surveys may be dissatisfied with the results of the surveys or the manner in which the results may be used by competitors or others. Although any such errors or dissatisfaction with the results of the surveys or the manner in which the surveys have been used has not resulted in litigation against the Company, there can be no assurance that the Company will not face future litigation as a result of a healthcare provider's, payer's or other entity's or individual's allegation of errors in NRC's surveys or dissatisfaction with the results thereof.

   Unspecified Use of Proceeds

      The principal purposes of the offering of shares by the Company are to obtain additional capital, facilitate the Company's access to public equity markets and enhance the Company's ability to use its Common Stock as consideration for possible acquisitions and as a means of attracting and retaining key employees. The Company will not receive any proceeds from the sale of shares by the Selling Shareholder. A significant portion of the net proceeds the Company will receive from this offering has not been designated for any specific purpose. As a consequence, the Company's management will have broad discretion with respect to the use of such proceeds. See "Use of Proceeds."

   Effect of Anti-Takeover Provisions

      The Company's Restated Articles of Incorporation and Restated By-Laws contain provisions that, among other things, establish staggered terms for members of the Company's Board of Directors, place certain restrictions on the removal of directors, authorize the Board of Directors to issue preferred stock in one or more series without shareholder approval and require advance notice for director nominations and certain other matters to be considered at meetings of shareholders. In addition, the Nebraska Business Corporation Act mandates supermajority voting requirements on certain extraordinary transactions (such as a merger or sale of substantially all of the Company's assets) and the Nebraska Revised Statutes prohibit certain business combinations with "interested shareholders" and may eliminate the voting power (other than with respect to elections of directors) of shares of the Company acquired by any person who would own 20% or more of the total voting power. These provisions could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

   Shares Eligible for Future Sales

      Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements entered into by the Company and its executive officers and directors, including all current shareholders, under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of William Blair & Company, L.L.C. However, William Blair & Company, L.L.C. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. As a result of these restrictions, only the 2,100,000 shares of Common Stock offered hereby will be freely tradeable on the date of this Prospectus, unless purchased by affiliates of the Company; an additional 5,205,000 shares will be eligible for sale 180 days after the date of this Prospectus, in accordance with Rule 144 under the Securities Act. The Company also intends, not earlier than 180 days after the effective date of this offering, to register on a registration statement on Form S-8 730,000 shares of Common Stock reserved for issuance under the Equity Incentive Plan. See "Shares Eligible for Future Sale."

   No Prior Public Market; Possible Volatility of Stock Price; Immediate and Substantial Dilution

      Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial offering price for the Common Stock was determined by agreement among the Company, the Selling Shareholder, William Blair & Company, L.L.C. and Robert W. Baird & Co. Incorporated, and may not be indicative of future market prices. See "Underwriting" for factors considered in determining such offering price. The Company has applied to have the Common Stock quoted on the Nasdaq National Market, but there can be no assurance that there will be an active market following the offering. In addition, broad market trading and valuation fluctuations have adversely affected the valuation of healthcare information and market research focused companies (often unrelated to the operating performance of such companies) and may adversely affect the market price of the Company's Common Stock. The Common Stock may be subject to wide fluctuations in price in response to variations in quarterly operating results and other factors, including the evolving business prospects of the Company, its clients and competitors, changes in the financial estimates by securities analysts, possible acquisitions, general economic or market conditions and other events or factors. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. Investors participating in this offering will incur immediate and substantial dilution of book value. See "Dilution."

                                 USE OF PROCEEDS

      The net proceeds to the Company from the sale of the 1,250,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $13,450,000 based upon an assumed initial public offering price of $12.00 per share after deducting the underwriting discount and estimated offering expenses. The principal purposes of the offering of shares by the Company are to obtain additional capital, facilitate the Company's access to public equity markets and enhance the Company's ability to use its Common Stock as consideration for possible acquisitions and as a means of attracting and retaining key employees. Net proceeds from this offering will be available for general corporate purposes, including the replenishment of working capital used to distribute S Corporation income to the Company's existing shareholders in connection with the termination of the Company's S Corporation status and to pay special cash bonuses to certain executive officers of the Company other than the Selling Shareholder. See "S Corporation Termination" and Note 8 to the Company's Financial Statements. A portion of the proceeds may also be used to acquire or invest in complementary businesses, products, services or technologies; however, there are no commitments or agreements with respect to any such transactions at the present time. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade obligations.

      The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder.

                            S CORPORATION TERMINATION

      From 1984 through July 31, 1994, the Company was a C Corporation.
   Since August 1, 1994, the Company has been treated as an S Corporation for Federal and state income tax purposes under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the income of the Company has been taxed directly to its shareholders rather than to the Company. Concurrent with the completion of this offering, the Company's S Corporation election will be terminated and the Company will be subject to corporate income taxation as a C Corporation.

      In connection with the termination of the Company's S Corporation status, the Company will record a deferred income tax benefit of approximately $220,000 in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This amount will be reflected as a deferred tax asset and a reduction to income tax expense otherwise incurred in such quarter and will be recorded upon termination of the Company's S Corporation status, which will occur upon the completion of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 3 to the Financial Statements.

      Subsequent to March 31, 1997, the Company made S Corporation distributions of $1,609,000 to its shareholders. In connection with the termination of the Company's S Corporation status, the Company will also distribute to its shareholders approximately $2,296,000, which represents all previously taxed but undistributed S Corporation income of the Company through December 31, 1996 and an estimate as to the additional taxable and undistributed income of the Company generated from January 1, 1997 until completion of this offering.

                                 DIVIDEND POLICY

      The Company does not intend to pay any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain all of its future earnings for use in the expansion and operation of its business. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and such other factors deemed relevant by the Board of Directors.

      Since its S Corporation election in 1994, the Company has made cash distributions to its shareholders in amounts necessary to allow the shareholders to at least pay the Federal and state income taxes on their proportionate shares of the Company's net income. In connection with the termination of the Company's S Corporation status, the Company will also make distributions estimated to be $2,296,000 to its existing shareholders. The Company will not make any additional distributions of this kind in the future. See "S Corporation Termination."

                                 CAPITALIZATION

      The following table sets forth as of March 31, 1997: (i) the actual total short-term debt and total capitalization of the Company and (ii) such short-term debt and capitalization on a pro forma basis as adjusted to give effect to (a) the distribution estimated to be $3,905,000 to shareholders upon termination of the Company's S Corporation status subsequent to March 31, 1997, (b) the special cash bonuses aggregating $1,740,000 to be paid prior to the termination of the Company's S Corporation status to certain executive officers of the Company other than the Selling Shareholder, (c) the recognition of a $220,000 deferred tax asset and (d) the sale of 1,250,000 shares of Common Stock offered by the Company hereby (assuming an initial public offering price of $12.00 per share and after deducting the underwriting discount and estimated offering expenses) and the application of the estimated net proceeds therefrom.
   See "Use of Proceeds," "S Corporation Termination," "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                     March 31, 1997
                                                               Pro Forma As
                                                      Actual     Adjusted
                                                         (in thousands)
    Total short-term debt . . . . . . . . . . .  $     -      $     -
                                                    ========     ========
    Total long-term debt  . . . . . . . . . . .  $     -      $     -
    Shareholders' equity:                           --------     --------
     Preferred Stock, par value $.01 per share;
       2,000,000 shares authorized; no shares
       issued and outstanding actual and pro
       forma as adjusted  . . . . . . . . . . .        -            -
     Common Stock, par value $.001 per share;
       20,000,000 shares authorized; 6,055,000
       shares issued and outstanding actual;
       7,305,000 shares issued and outstanding
       pro forma as adjusted(1) . . . . . . . .            6            7
      Additional paid-in capital  . . . . . . .        -           13,449
      Retained earnings (accumulated deficit) .        3,172       (2,253)
                                                     -------      -------
        Total shareholders' equity  . . . . . .        3,178       11,203
                                                      ------      -------
         Total capitalization . . . . . . . . .      $ 3,178      $11,203
                                                      ======      =======
   _________________

   (1) Excludes (i) 225,000 shares of Common Stock issuable upon exercise of employee stock options to be outstanding immediately after the offering at an exercise price equal to the initial public offering price and (ii) 505,000 additional shares of Common Stock reserved for future issuance under the Equity Incentive Plan.

                                    DILUTION

      The pro forma net tangible book deficit of the Company as of March 31, 1997 was $2.5 million, or $.41 per outstanding share of Common Stock (after giving effect to the S Corporation distribution estimated to be $3,905,000 subsequent to March 31, 1997 and the special cash bonuses aggregating $1,740,000 to be paid to certain executive officers other than the Selling Shareholder). See "S Corporation Termination" and Note 8 to the Company's Financial Statements. Pro forma net tangible book deficit per share represents the amount of the Company's pro forma tangible net deficit (total liabilities less total tangible assets) divided by the total number of shares of Common Stock outstanding. After giving effect to (i) the sale of 1,250,000 shares of Common Stock by the Company in this offering at an assumed initial public offering price of $12.00 per share and the application of the net proceeds therefrom (after deducting the underwriting discount and estimated offering expenses) and (ii) a pro forma adjustment to recognize an estimated $220,000 of deferred income tax benefit upon termination of the Company's S Corporation election, the pro forma net tangible book value as of March 31, 1997 would have been $11.2 million or $1.53 per share. This represents an immediate increase in net tangible book value of $1.94 per share to existing shareholders of the Company and an immediate dilution of $10.47 per share to new investors purchasing shares in this offering.

      Since July 1992, the Company has issued only 18,520 shares of Common Stock to one officer of the Company, at a weighted average price per share of approximately $.08.

      The following table illustrates the per share dilution:

      Initial public offering price per share                    $12.00
        Net tangible book deficit per share
        before the offering . . . . . . . . . .      $(0.41)
        Increase attributable to new investors         1.94
                                                      -----
      Pro forma net tangible book value per
        share after the offering  . . . . . . .                    1.53
                                                                  -----
      Dilution per share to new investors(1)  .                  $10.47
                                                                  =====

   ____________________
   (1) Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock after this offering from the assumed initial public offering price per share.

                             SELECTED FINANCIAL DATA

      The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Financial Statements and the Notes thereto and other financial information included elsewhere in this Prospectus. The selected statement of income data for the years ended December 31, 1994, 1995, and 1996 and the balance sheet data at December 31, 1995 and 1996 are derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere in this Prospectus. The selected statement of income data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1992, 1993 and 1994 are derived from financial statements not included herein. The selected statement of income data for the three month periods ended March 31, 1996 and 1997 and the balance sheet data at March 31, 1996 and 1997 are derived from the Company's unaudited financial statements, which have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company. The results of operations for the period ended March 31, 1997 are not necessarily indicative of results for the full fiscal year.

                                                                                       Three Months
                                                                                          Ended
                                              Year Ended December 31,                   March 31,
                                    1992      1993      1994      1995      1996      1996      1997
                                                 (In thousands, except per share data)

    Statement of Income Data:
    Revenues:
     Renewable performance
      tracking services   . . .    $  454     $  507   $4,420    $6,839    $9,569    $2,122    $2,871
     Renewable syndicated
      product   . . . . . . . .       415        435      652       493     1,276        82       341
     Custom and other research      1,737      1,869    1,683     1,585     1,755       447       228
                                  -------    -------  -------   -------   -------   -------   -------
       Total revenues   . . . .     2,606      2,811    6,755     8,917    12,600     2,651     3,440
                                  -------    -------  -------   -------   -------   -------   -------
    Operating expenses:
     Direct expenses  . . . . .     1,264      1,083    2,967     3,495     5,685     1,132     1,393
     Selling, general and
      administrative  . . . . .     1,149      1,167    2,044     2,364     3,060       660       951
     Depreciation and
      amortization  . . . . . .        36         50       86       119       173        36        42
                                  -------    -------  -------   -------   -------   -------   -------
       Total operating expenses     2,449      2,300    5,097     5,978     8,918     1,828     2,386
                                  -------    -------  -------   -------   -------   -------   -------
    Operating income  . . . . .       157        511    1,658     2,939     3,682       823     1,054
    Other income and expenses,
     net  . . . . . . . . . . .         9         12       46       108       152        37        45
                                  -------    -------  -------   -------   -------   -------   -------
    Income before income taxes        166        523    1,704     3,047     3,834       860     1,099
    Provision for income taxes        -            9      114       -         -         -         -
    Pro forma income taxes(1) .       -          -        583     1,219     1,534       344       440
                                  -------    -------  -------   -------   -------    ------   -------
    Pro forma net income(1) . .    $  166     $  514   $1,007    $1,828    $2,300    $  516    $  659
                                  =======    =======  =======   =======   =======    ======   =======
    Pro forma net income per
     share(1)   . . . . . . . .    $ 0.03     $ 0.08   $ 0.16    $ 0.30    $ 0.38    $ 0.09    $ 0.11
    Weighted average shares
     outstanding  . . . . . . .     6,500      6,508    6,318     6,055     6,055     6,055     6,055

                                                 December 31,                         March 31,
                                  1992      1993     1994      1995      1996      1996     1997(2)
                                                (In thousands)
    Balance Sheet Data:
    Working capital   . . . .     $(361)   $   54    $1,358    $1,534    $2,018   $2,441      $3,029
    Total assets  . . . . . .       912     1,368     3,539     4,996     6,153    6,149       7,601
    Total debt  . . . . . . .       117        54         9      -         -        -           -
    Total shareholders'
     equity   . . . . . . . .      (223)      290     1,623     1,830     2,079    2,729       3,178

   _______________
   (1) From 1984 through July 31, 1994, the Company was a C Corporation.
       Since August 1, 1994, the Company has been an S Corporation and, accordingly, was not subject to Federal and state income taxes for the five months ended December 31, 1994, for the years ended
       December 31, 1995 and 1996 or for the three months ended March 31,
       1996 and 1997.  Pro forma net income reflects a pro forma tax provision at a combined Federal and state rate of 40% for the periods the Company was an S Corporation as if it had been a C Corporation.
       See "Management's Discussion and Analysis of Financial Condition and
       Results of Operations" and "S Corporation Termination."

   (2) Does not reflect (i) special cash bonuses aggregating $1,740,000 to be paid to certain executive officers of the Company other than the Selling
       Shareholder and be recognized by the Company as a compensation charge in its third quarter 1997 interim financial statements, (ii) S
       Corporation distributions subsequent to March 31, 1997 estimated to be $3,905,000 and (iii) deferred tax benefits that will arise upon adoption of Financial Accounting Standards No. 109. The special cash bonuses will reduce the amount otherwise available for distribution to the Company's shareholders prior to the termination of its S Corporation status. The deferred tax benefits are estimated to be approximately
       $220,000 and will be reflected as a deferred tax asset and as a reduction to income tax expense in the statement of income upon termination of the Company's S Corporation status, which will occur upon completion of this offering. See "S Corporation Termination,"
       "Management's Discussion and Analysis of Financial Condition and
       Results of Operations" and Notes 1 and 3 to the Company's Financial
       Statements.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains trend analysis and other forward-looking statements that involve substantial risks and uncertainties. The Company's actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

   Overview

      The Company is a leading provider of ongoing survey-based performance measurement, analysis and tracking services and products to the healthcare industry. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members. NRC has led the industry in developing tools that enable healthcare organizations to obtain service quality information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, member retention and profitability.

      The Company's historical revenue growth has been primarily the result of increasing the scope of existing performance tracking projects, undertaking new projects for existing clients and adding new clients. In each of the last two years, the Company's billings to clients served in the prior year were at least 80% of total billings. The number of clients billed per year has increased to 210 in 1996 from 155 in 1994. The Company believes substantial opportunities exist to increase revenues by expanding the depth and breadth of existing clients' performance tracking programs, increasing the cross selling of the Company's services and products and adding new clients.

      The Company offers three primary types of information services and products: renewable performance tracking services, a renewable syndicated product and custom research. In 1996, these categories accounted for 75.9%, 10.1% and 14.0%, respectively, of the Company's total revenues.
   The Company expects that revenues from its custom research activities will increase on an annual basis, but at a lower rate than revenues from its renewable services and product because of the Company's increasing focus on its renewable services and product.

      The Company's most significant expense is direct expenses, which are primarily composed of data collection costs such as postage and printing, direct labor costs (of which the majority are associated with part-time personnel) and other costs directly attributable to projects.

      The Company's renewable performance tracking service, the NRC Listening System, is a performance tracking tool for gathering and analyzing data from survey respondents. Such services are provided pursuant to contracts which are generally renewable annually. Typically, a portion of the project fee is billed in advance and the remainder is billed periodically over the duration of the project. Revenues and direct expenses are recognized on a percentage of completion basis.

      The Company's renewable nationally syndicated product, the NRC Healthcare Market Guide, serves as a stand-alone market information and competitive intelligence source as well as a comparative performance database. Published by NRC bi-annually from 1988 to 1996 and annually since 1996, this survey is a comprehensive consumer-based healthcare assessment. Amounts due for the Market Guide are billed prior to or at delivery. A pre-publication discount price is available prior to the public release of each edition. Upon initial delivery of the new edition of the Market Guide in a particular year, which typically occurs in the third quarter, the Company recognizes all revenues realized for that new edition through the delivery date, as well as all related direct expenses of producing the new edition. After initial delivery of a new edition of the Market Guide, revenues and any marginal expenses related to additional orders of that edition of the Market Guide are recognized upon delivery. The Company has historically continued to receive orders for the Market Guide over the two quarters following initial delivery. Because the marginal expenses associated with these follow-on revenues are very low, the profit margin earned on such revenues is generally higher than that earned on the revenues recorded upon initial delivery of a new edition of the Market Guide. As a result, the Company's margins vary throughout the year.

      The Company conducts custom research which measures and monitors market issues specific to individual healthcare organizations. The majority of the Company's custom research is performed under contracts which provide for billing in advance 65% of the total project fee with the remainder due upon delivery. Revenues and direct expenses are recognized on a percentage of completion basis.

      Prior to termination of its S Corporation status, the Company intends to pay special cash bonuses aggregating $1,740,000 to certain of its executive officers other than the Selling Shareholder. The related compensation charge will be recognized by the Company in its third quarter 1997 interim financial statements. These special cash bonuses will reduce the amount otherwise available for distribution to the Company's shareholders prior to the termination of its S Corporation status.

      Selling, general and administrative expenses consist primarily of personnel and other costs associated with sales, marketing, administration, finance, information systems, human resources and general management. Selling, general and administrative expenses as a percentage of total revenues have decreased as the Company has spread its infrastructure expenses across its expanding revenue base. The Company recently hired two new sales associates and plans to hire additional sales associates in the coming years. The Company anticipates that its selling, general and administrative expenses as a percentage of total revenues might increase slightly in the periods immediately following the hiring of such new sales associates as they build their books of business. The Company plans to move to a new leased facility in the fourth quarter of 1997 to accommodate its growth. The Company anticipates increased rent and certain one-time costs associated with such move but does not expect this to significantly increase the annual selling, general and administrative expenses as a percentage of total revenues. Depreciation and amortization expenses currently consist of expenses related to equipment and furniture.

      From 1984 through July 31, 1994, the Company was a C Corporation.
   Since August 1, 1994, the Company has been treated as an S Corporation for Federal and state income tax purposes. As a result, the Company's income has been taxed directly to its shareholders rather than to the Company. Concurrent with the completion of this offering, the Company's S Corporation election will be terminated and the Company will be subject to corporate income taxation as a C Corporation. For each of the periods in which the Company was an S Corporation, the statement of income data reflects a provision for income taxes on a pro forma basis at a combined Federal and state rate of 40% as if the Company had been operating as a C Corporation during such periods.

      In connection with the termination of the Company's S Corporation status, the Company will record a deferred income tax benefit of approximately $220,000 in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." This amount will be reflected as a deferred tax asset and a reduction to income tax expense otherwise incurred in such quarter and will be recorded upon termination of the Company's S Corporation status, which will occur upon completion of this offering. See "S Corporation Termination."

   Results of Operations

      The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of total revenues and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results.

                                            Percentage of Total Revenues                 Percentage Increase (Decrease)
                                         Year Ended            Three Months Ended                            Three Months
                                         December 31,               March 31,                                  1997 over
                                                                                      1995 over   1996 over  Three Months
                                  1994     1995       1996       1996        1997       1994        1995         1996

    Revenues:
     Renewable performance
      tracking services   . . .  65.4%    76.7%     75.9%       80.0%       83.5%      54.8%      39.9%        35.3%
     Renewable syndicated
      product   . . . . . . . .   9.7      5.5      10.1         3.1         9.9      (24.3)     158.7        313.9
     Custom and other research   24.9     17.8      14.0        16.9         6.6       (5.9)      10.8        (49.0)
                                -----    -----     -----       -----       -----
      Total revenues  . . . . . 100.0    100.0     100.0       100.0       100.0       32.0       41.3         29.7
                                -----    -----     -----       -----       -----
    Operating expenses:
     Direct expenses  . . . . .  43.9     39.2      45.1        42.7        40.5       17.8       62.7         23.0
     Selling, general and
      administrative  . . . . .  30.3     26.5      24.3        24.9        27.6       15.7       29.4         44.1
     Depreciation and
      amortization  . . . . . .   1.3      1.3       1.4         1.4         1.2       39.1       45.4         15.6
                                -----    -----     -----       -----       -----
      Total operating
        expenses  . . . . . . .  75.5     67.0      70.8        69.0        69.3       17.3       49.2         30.5
                                -----    -----     -----       -----       -----
    Operating income  . . . . .  24.5%    33.0%     29.2%       31.0%       30.7%      77.3       25.3         28.1
                                =====    =====     =====       =====       =====



   Three Months Ended March 31, 1997 Compared to Three Months Ended March 31,
   1996

        Total revenues. Total revenues increased 29.7% in the first three months of 1997 to $3.4 million from $2.7 million in the first three months of 1996. Revenues from the Company's renewable performance tracking services increased 35.3% to $2.9 million in the first three months of 1997 from $2.1 million in the first three months of 1996 primarily due to an increase in the scope of existing tracking projects and the number of new projects for existing clients, as well as the addition of new clients. Revenues from the Company's renewable syndicated product increased 313.9% to $341,000 in the first three months of 1997 from $82,000 in the first three months of 1996. Such increase reflects the timing of releases of new editions of the Market Guide. In the first three months of 1997 the Company was selling its 1996 edition of the Market Guide whereas in the first three months of 1996 the Company was selling its 1994 edition of the Market Guide. The Company's custom research revenue decreased 49.0% to $228,000 in the first three months of 1997 from $447,000 in the first three months of 1996 primarily due to the start and completion of one large project during the first quarter of 1996.

        Direct expenses. Direct expenses increased 23.0% to $1.4 million in the first three months of 1997 from $1.1 million in the first three months of 1996. Direct expenses decreased as a percentage of total revenues to 40.5% in the first three months of 1997 from 42.7% in the first three months of 1996. The decrease in direct expenses as a percentage of total revenues was due primarily to increased sales of the 1996 edition of the Market Guide in the first quarter of 1997 while the majority of the direct expenses related to this edition of the Market Guide were expensed upon its completion in the third quarter of 1996.

        Selling, general and administrative expenses. Selling, general and administrative expenses increased 44.1% to $951,000 for the first three months of 1997 from $660,000 for the first three months of 1996. This increase was primarily due to expansion of the Company's sales and marketing infrastructure and higher expenses related to enhancements to the Company's dynamic questionnaire production software. Selling, general and administrative expenses increased as a percentage of total revenues to 27.6% for the first three months of 1997 from 24.9% for the first three months of 1996.

        Depreciation and amortization. Depreciation and amortization expense increased 15.6% to $42,000 in the first three months of 1997 from $36,000 in the first three months of 1996. Depreciation and amortization expenses decreased as a percentage of total revenues to 1.2% in the first three months of 1997 from 1.4% in the first three months of 1996.

   Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

        Total revenues. Total revenues increased 41.3% in 1996 to $12.6 million from $8.9 million in 1995. Revenues from the Company's renewable performance tracking services increased 39.9% in 1996 to $9.6 million from $6.8 million in 1995 due primarily to an increase in the scope of existing tracking projects and the number of new projects for existing clients, as well as the addition of new clients. Revenues from the Company's renewable syndicated product increased 158.7% to $1.3 million in 1996 from $493,000 in 1995 due to the timing of releases of new editions of the Market Guide. A new edition of the Market Guide was published in 1996 but not in 1995 since the Market Guide was published on a bi-annual basis prior to 1996. Revenues from the Company's custom research increased 10.8% to $1.8 million in 1996 from $1.6 million in 1995.

        Direct expenses. Direct expenses increased 62.7% to $5.7 million in 1996 from $3.5 million in 1995. Direct expenses increased as a percentage of total revenues to 45.1% in 1996 from 39.2% in 1995. The increase in direct expenses as a percentage of total revenues was due to higher staffing levels in 1996, sales of the Market Guide in 1996 at lower gross margins than sales in 1995 since a new edition of the Market Guide was published in 1996 (and, thereby, substantially all direct expenses of producing the 1996 edition were recognized in 1996) but not in 1995, and one-time costs associated with converting the internal processing of certain surveys to a new image scanning and editing system.

        Selling, general and administrative expenses. Selling, general and administrative expenses increased 29.4% to $3.1 million in 1996 from $2.4 million in 1995. Selling, general and administrative expenses decreased as a percentage of total revenues to 24.3% in 1996 from 26.5% in 1995. The decrease in these expenses as a percentage of total revenues reflects the Company's efforts to spread its general and administrative costs over a higher revenue base, which were partially offset by an increase in selling and marketing expenses.

        Depreciation and amortization. Depreciation and amortization expense increased 45.4% to $173,000 in 1996 from $119,000 in 1995 but remained relatively constant as a percentage of total revenues at 1.4% and 1.3% in 1996 and 1995, respectively. The aggregate increase was principally due to computer equipment purchases to improve internal systems to support business growth.

   Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

        Total revenues. Total revenues increased 32.0% in 1995 to $8.9 million from $6.8 million in 1994. Revenues from the Company's renewable performance tracking services increased 54.8% in 1995 to $6.8 million from $4.4 million in 1994 due primarily to an increase in the scope of existing tracking projects and the number of new projects for existing clients, as well as the addition of new clients. Revenues from the Company's renewable syndicated product decreased 24.3% to $493,000 in 1995 from $652,000 in 1994 due to the timing of releases of new editions of the Market Guide. A new edition of the Market Guide was produced in 1994 but not in 1995. Revenues from the Company's custom research decreased 5.9% to $1.6 million in 1995 from $1.7 million in 1994.

        Direct expenses. Direct expenses increased 17.8% to $3.5 million in 1995 from $3.0 million in 1994. Direct expenses decreased as a percentage of total revenues to 39.2% in 1995 from 43.9% in 1994. The decrease in direct expenses as a percentage of total revenues was primarily due to sales of the Market Guide in 1995 at higher gross margins than sales in 1994 since a new edition of the Market Guide was not published in 1995 but was in 1994 (and, thereby, substantially all direct expenses of producing the 1994 edition were recognized in 1994).

        Selling, general and administrative expenses. Selling, general and administrative expenses increased 15.7% to $2.4 million in 1995 from $2.0 million in 1994. Selling, general and administrative expenses decreased as a percentage of total revenues to 26.5% in 1995 from 30.3% in 1994. The decrease in these expenses as a percentage of total revenues reflects the Company's efforts to leverage its general and administrative costs over a higher revenue base. Selling, general and administrative expenses were unusually high in 1994 due to certain one-time compensation and lease-related charges.

        Depreciation and amortization. Depreciation and amortization expense increased 39.1% to $119,000 in 1995 from $86,000 in 1994 but remained relatively constant as a percentage of total revenues at 1.3% in both 1995 and 1994. The aggregate increase was principally due to computer, printer and mail room production equipment purchases to improve internal systems to support business growth.

   Selected Quarterly Results

        The following tables set forth unaudited statement of income data for each of the last eight quarters, as well as the percentage of the Company's total revenues represented by each item. In management's opinion, this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for the full year or for any future quarter.


                                                                         Quarter Ended
                                 June 30,    Sept. 30,    Dec. 31,     March 31,    June 30,   Sept. 30,  Dec. 31,    March 31,
                                  1995         1995         1995         1996        1996         1996       1996        1997
                                                             (In thousands, except per share data)

    Revenues:
     Renewable performance
      tracking services   . .    $1,450       $1,753       $2,409       $2,122      $2,191     $2,320     $2,936       $2,871
     Renewable syndicated
      product   . . . . . . .       110           80           18           82          19        923        252          341
     Custom and other
      research  . . . . . . .       331          407          392          447         452        397        459          228
                                  -----        -----        -----        -----       -----      -----      -----        -----
      Total revenues  . . . .     1,891        2,240        2,819        2,651       2,662      3,640      3,647        3,440
    Direct expenses . . . . .       747          899        1,226        1,132       1,195      1,926      1,432        1,393
    Selling, general and
     administrative   . . . .       536          539          704          660         659        677      1,064          951
    Depreciation and
     amortization   . . . . .        24           24           45           36          36         41         60           42
                                  -----        -----        -----        -----       -----      -----      -----        -----
    Operating income  . . . .       584          778          844          823         772        996      1,091        1,054
    Other income and
     expenses, net  . . . . .        18           25           20           37          38         32         45           45
    Pro forma income
     taxes(1)   . . . . . . .       241          321          346          344         324        411        455          440
                                  -----        -----        -----        -----       -----      -----      -----        -----
    Pro forma net income(1) .   $   361      $   482      $   518      $   516     $   486    $   617    $   681      $   659
                                  =====        =====        =====        =====       =====      =====      =====        =====
    Pro forma net income
     per share(1)   . . . . .   $   .06      $   .08      $   .09      $   .09     $   .08    $   .10    $   .11      $   .11
    Weighted average
     shares outstanding   . .     6,055        6,055        6,055        6,055       6,055      6,055      6,055        6,055

   _______________
   (1) From 1984 through July 31, 1994, the Company was a C Corporation.  Since August 1, 1994, the Company has been an S
       Corporation and, accordingly, was not subject to Federal and state income taxes for the five months ended December 31,
       1994, for the years ended December 31, 1995 and 1996 or for the three months ended March 31, 1996 and 1997.  Pro forma net income reflects a pro forma tax provision at a combined Federal and state rate of 40% for the periods the Company was an S Corporation as if it had been a C Corporation.  See "S Corporation Termination."


                                                           As a Percentage of Total Revenues
                                June 30,   Sept. 30,  Dec. 31,    March 31,   June 30,  Sept. 30,   Dec. 31,   March 31,
                                 1995        1995       1995        1996       1996       1996       1996        1997

    Revenues:
     Renewable performance
      tracking services   . .     76.7%      78.3%      85.5%        80.0%      82.3%      63.7%      80.5%      83.5%
     Renewable syndicated
      product   . . . . . . .      5.8        3.6        0.6          3.1        0.7       25.4        6.9        9.9
     Custom and other
      research  . . . . . . .     17.5       18.1       13.9         16.9       17.0       10.9       12.6        6.6
                                 -----      -----      -----        -----      -----      -----      -----      -----
      Total revenues  . . . .    100.0      100.0      100.0        100.0      100.0      100.0      100.0      100.0
    Direct expenses . . . . .     39.5       40.1       43.5         42.7       44.9       52.9       39.3       40.5
    Selling, general and
     administrative   . . . .     28.3       24.1       25.0         24.9       24.8       18.6       29.2       27.6
    Depreciation and
     amortization   . . . . .      1.3        1.1        1.5          1.4        1.3        1.1        1.6        1.2
                                 -----      -----      -----        -----      -----      -----      -----      -----
    Operating income  . . . .     30.9%      34.7%      30.0%        31.0%      29.0%      27.4%      29.9%      30.7%
                                 =====      =====      =====        =====      =====      =====      =====      =====

        The Company's operating results have fluctuated from period to period in the past and will likely fluctuate significantly in the future due to various factors. There has historically been, and the Company expects that there will continue to be, fluctuation in the financial results related to the Market Guide, a product which accounted for 10.1% of the Company's total revenues in 1996. See "-- Overview." In addition, the Company's operating results may fluctuate as a result of a variety of other factors, including the size and timing of orders from clients, client demand for the Company's services and products (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, postal rate changes and industry and general economic conditions. Because a significant portion of the Company's overhead, particularly rent and full-time personnel expenses, is fixed in the short-term, the Company's results of operations may be materially adversely affected in any particular quarter if revenues fall below the Company's expectations. These factors, among others, make it possible that in some future quarter the Company's operating results may be below the expectations of securities analysts and investors, which would have a material adverse effect on the market price of the Company's Common Stock. See "Risk Factors -- Fluctuations in Operating Results."

   Liquidity and Capital Resources

        The Company's principal source of funds has been cash flow from its operations. The Company's cash flow has been sufficient to provide funds for working capital and capital expenditures.

        As of March 31, 1997, the Company had cash and cash equivalents of $4.3 million and working capital of $3.0 million. Subsequent to March 31, 1997, the Company made S Corporation distributions of $1.6 million to its shareholders and, in connection with the termination of the Company's S Corporation status, the Company will also distribute approximately $2.3 million to its existing shareholders. In addition, the Company intends to pay special cash bonuses aggregating $1.7 million to certain of its executive officers other than the Selling Shareholder in the third quarter of 1997 and prior to the termination of the Company's S Corporation status. See "Use of Proceeds," "S Corporation Termination" and Note 8 to the Company's Financial Statements.

        During the three months ended March 31, 1997, the Company generated $597,000 of net cash from operating activities while it generated $2.4 million of net cash during the same period in the prior year. The decrease in cash flow was mainly due to the timing of the collection of a $1.3 million account receivable in January 1996 and the timing of costs incurred in advance of billings on certain projects, combined with growth in accounts receivable, unbilled revenues and deferred revenues.

        The Company generated $6.3 million of net cash from operating activities for the year ended December 31, 1996 as compared to $1.8 million from operating activities for the year ended December 31, 1995. This increase in cash generated was a result of an increase in the Company's business and, in part, the collection in January 1996 of a $1.3 million receivable.

        For the three months ended March 31, 1997 and 1996, net cash provided by investing activities was $1.3 million and $314,000, respectively. The increase in cash provided was primarily due to the maturing of investments available for sale, which was partially offset by an investment of $185,000 in furniture, computer equipment and production equipment to meet the expansion of the Company's business. The Company's investments available-for-sale consist principally of United States government agencies securities with maturities of twelve months or less.

        Net cash used in investing activities increased to $1.2 million from $15,000 for the years ended December 31, 1996 and December 31, 1995, respectively, primarily as a result of an increase in investments available for sale. Furniture, computer equipment and production equipment purchases in these years were $272,000 and $161,000, respectively. The Company expects to make additional purchases of equipment as necessary to accommodate any future growth.

        Net cash used in financing activities was $359,000 and $274,000 for the three months ended March 31, 1997 and 1996, respectively, and was $3.3 million and $2.8 million for the years ended December 31, 1996 and December 31, 1995, respectively. Net cash used in financing activities for these periods was primarily the result of S Corporation distributions to shareholders. Subsequent to March 31, 1997, the Company made S Corporation distributions of $1.6 million to its shareholders and expects to make a final S Corporation distribution of approximately $2.3 million in connection with the termination of its S Corporation status. See "S Corporation Termination."

        The Company has budgeted approximately $850,000 for capital expenditures in 1997, to be funded through cash generated from operations. Through March 31, 1997, the Company's capital expenditures were $185,000. The Company expects that capital expenditures during the remainder of 1997 will be primarily for leasehold improvements, telecommunications equipment, computer hardware, production equipment and furniture.

        The Company typically bills clients for projects before they have been completed. Billed amounts are recorded as billings in excess of costs or deferred revenue on the Company's financial statements and are recognized as income when earned. As of March 31, 1997 and December 31, 1996, the Company had $2.5 million and $2.2 million of deferred revenues, respectively. In addition, when work is performed in advance of billing, the Company will record this work as a cost in excess of billings or unbilled revenue. At March 31, 1997 and December 31, 1996, the Company had $338,000 and $282,000 of unbilled revenues, respectively. Substantially all deferred and unbilled revenues will be earned and billed, respectively, within 12 months of the respective period ends.

        The Company believes that the net proceeds from the sale of the Common Stock by the Company in this offering, together with cash flows from operations and existing cash balances will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. Beyond that time, if the net proceeds from this offering, together with cash flows from operations and existing cash balances are not sufficient to satisfy its capital needs, the Company may seek debt or additional equity financing. There can be no assurance that such financing can be obtained on favorable terms, if at all.

   Recently Issued Accounting Pronouncements

        In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123 establishes a fair value based method of recognizing compensation expense for stock-based compensation. As permitted by Statement No. 123, the Company expects to continue to use the intrinsic value based method of recognizing compensation expense for stock-based compensation to employees. Therefore, for those options granted with exercise prices equal to the anticipated offering price, no compensation charge will be recognized by the Company in its financial statements. However, the Company will be required to disclose the pro forma effects of the fair value based method of measuring compensation expenses on the Company's net income and net income per share as if that method were adopted in the 1997 annual financial statements. The Company has not determined the effects its recent stock option grants will have on the annual disclosures required under Statement No. 123.

        In February 1997, the FASB issued Statement No. 128, Earnings per Share, which revises the calculation and presentation provisions of Accounting Principles Board Opinion No. 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending December 31, 1997. Retroactive application will be required. The Company believes the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

                                    BUSINESS

        The following Business section contains forward-looking statements that involve substantial risks and uncertainties. The Company's actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

        The Company is a leading provider of ongoing survey-based performance measurement, analysis and tracking services and products to the healthcare industry. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically satisfaction and health status, of their patients and/or members. NRC has led the industry in developing tools that enable healthcare organizations to obtain service quality information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, member retention and profitability.

        Since its founding 16 years ago, NRC has focused on the information needs of the healthcare industry. The Company offers three primary types of information services and products: renewable performance tracking services, a renewable syndicated product and custom research. During 1996, NRC provided services to more than 200 healthcare organizations, including HMOs, integrated healthcare systems, medical groups and industry regulatory bodies. The Company gathered and analyzed over 1,000,000 completed surveys for these clients in 1996. The Company's clients include Kaiser, the Department of Defense, HealthSouth Corporation, BJC Health System and Mayo Clinic. NRC has benefited from a high rate of renewable revenues. Specifically, over 80% of the Company's total billings in each of the last two years was generated from clients billed in the prior year.

   Industry Background

   Managed Care

        The United States healthcare industry continues to undergo significant change. During the past decade, escalating costs and the rise in the number of uninsured Americans brought healthcare reform to the forefront of public debate, culminating in the Federal government's failed attempt to legislate broad change in 1994. As a result of consumer, employer and governmental scrutiny, however, the healthcare industry continues to shift towards a managed care model.

        Managed care redefines payment structures and relationships between healthcare payers and providers. In recent years, governmental and market-driven reform initiatives have produced significant pressures on healthcare providers to control costs. In the past, the financial risk of healthcare delivery was principally absorbed by third-party payers, and providers were not focused on cost containment. Through managed care and provider capitation arrangements, the economic risk of healthcare delivery is shifting from payers to providers. In order to manage this risk, providers are being forced to change the way that they operate and are increasingly focused on measuring and controlling the cost of delivery care. As managed care's tight rein on costs has kept premium increases to a minimum, employee benefit managers are gravitating from traditional fee-for-service plans to managed care plans.

        Managed care enrollment has been increasing rapidly and, according to the American Association of Health Plans (the "AAHP"), as of December 31, 1995 represented approximately 61.2% of Americans. This was comprised of approximately 47.5 million members of HMOs, approximately 91.8 million people who are being serviced by preferred provider organizations ("PPOs") and approximately 13.9 million people who are being serviced by point-of-service ("POS") plans. In total, there are approximately 700 HMOs, 1,000 PPOs and 500 POS plans in the United States. According to the AAHP and Sanford C. Bernstein Co., Inc., HMO and POS plan enrollment grew at a compound annual rate of 10.9% from 1990 to 1995 and enrollment is projected to be 112.5 million by 2000, representing a compound annual growth rate of 12.0% from 1996 to 2000. Part of the reason for the expected growth in HMO enrollment is the increasing enrollment of Medicare and Medicaid beneficiaries in HMOs.

        These changes in healthcare payment arrangements have caused modifications in the organizational structures of healthcare providers. Specifically, physicians, many of whom are financially challenged under a managed care environment to sustain solo or small group practices, are banding together and forming medical groups in order to provide more cost-effective service. According to the American Medical Association, more than 850 medical groups with at least 25 physicians have been formed to date nationwide. Similarly, in order to compete for patients while reducing cost structures, many hospitals have formed integrated healthcare systems that provide services across the care continuum (in-patient, outpatient, emergency care, home health, rehabilitation, long-term care, hospice, pharmacy, etc.). Totaling more than 630 in 1996, according to the St. Anthony's Integrated Health Care 100 Directory, integrated healthcare systems drive market consolidation to more efficiently manage care and services. In addition, this source indicates that the number of organizations affiliated with these integrated healthcare systems has increased from 5,000 in 1996 to more than 7,300 in 1997.

        Due to intensified media coverage and lawmaker attention to possible managed care abuses, the public has come to recognize that managed care's reduction in healthcare costs often comes at the "expense" of less patient choice and potentially lowered healthcare quality. In response, an increasing amount of healthcare legislation has been proposed and healthcare "watch dog" organizations have been formed to establish performance standards. Sharing similar concerns, employers increasingly demand that the health plans with which they contract deliver high-quality medical care, evidenced by contractual performance guarantees. Facing this quality-minded environment, a growing number of health plans, health systems and medical groups are soliciting their customers for feedback on the care and service provided. As a result, healthcare organizations are increasingly retaining independent performance tracking firms who serve as credible "scorekeepers."

   Performance Tracking

        Industry accrediting bodies, employers and the government are increasingly demanding ongoing enterprise-wide performance tracking. In order to implement performance standards, however, healthcare quality must first be defined and quantified in a consistent and objective manner. The two primary constituencies in a position to opine on healthcare quality are healthcare practitioners, who have a clinical orientation, and patients, who have a service orientation. Because of difficulty in obtaining consistent, comparable clinical data across physician and patient bases, the healthcare industry has not been able to develop a uniform approach to measuring clinical outcomes. The industry has, however, recognized that patient satisfaction can be quantified and therefore currently represents the most effective means of measuring and comparing healthcare service quality.

        The National Committee for Quality Assurance ("NCQA") began accrediting managed care organizations in 1991 in response to the need for standardized, objective information about the healthcare quality these organizations provided. The NCQA, which has accredited more managed care organizations than any other accrediting body, requires health plans to contract with an independent third party to conduct a standardized member satisfaction survey on an annual basis. Data collected from the surveys is then reported as part of the Health Plan Employer Data and Information Set ("HEDIS"), a collection of performance indicators created to support employers' review of health plan options. One of the nation's longest-standing healthcare organization accrediting bodies, The Joint Commission on Accreditation of Healthcare Organizations (the "Joint Commission"), also broadened the performance measurement requirements in its accreditation process in 1997 with its ORYX initiative. In addition, the Health Care Financing Administration ("HCFA"), the government administrator of Medicare benefits, mandates that all HMOs providing Medicare benefits evaluate their senior population's health plan satisfaction and health/functional status on an annual basis. Finally, during 1997 state legislators across the country have introduced several hundred managed care bills so far and 16 states have passed comprehensive consumer-rights bills covering a number of managed-care issues.

        Influenced by consumers, employers, accrediting bodies, competitive factors and the government, 99% of HMOs, 96% of hospitals and 80% of PPOs currently measure satisfaction according to the AAHP and the American Hospital Association. The Company believes that most of these organizations are measuring satisfaction only at the enterprise-wide level. Due to competitive pressures, however, healthcare organizations are increasingly seeking ways to affect positive change in their organizations by "drilling down" their performance tracking from enterprise-wide levels to more discreet levels. To identify where change and quality improvements are needed, healthcare organizations must go beyond enterprise-wide level performance tracking to narrower performance tracking at the departmental level and ultimately at the individual physician/caregiver level. Departmental level measurement reflects the historical practice of hospitals, in particular, using static, mass produced questionnaires for each service point (inpatient, emergency room, outpatient, etc.). This approach shows how each department is doing and may support quality improvement but, given the merging of services within integrated healthcare systems, most industry departmental measurement does not provide a uniform means to gather data and then apply information to effect system-wide improvements.

        In contrast, physician/caregiver level performance tracking is critical to learning where improvements are needed and what service issues, when addressed, will effect the greatest positive change. Since patients' or members' relationships with their primary care physicians strongly influence satisfaction and retention, healthcare organizations are increasingly using performance tracking in physicians' compensation packages to incentivize physicians to maintain and/or improve patient relationships. According to a 1995 survey in the New England Journal of Medicine, 36% of managed care plans use patient satisfaction as a component in their physician compensation packages. Finally, other healthcare information providers are measuring outcomes of care measures such as cost, utilization and appropriateness of care at the physician/caregiver level, perpetuating the trend toward more physician/caregiver level measurement. While the Company believes that less than one-half of healthcare organizations are currently tracking patient satisfaction at the physician/caregiver level, the Company believes that the healthcare organizations that are not tracking satisfaction at this level are currently considering the potential benefits of doing so.

   The NRC Solution

        The Company addresses healthcare organizations' growing need to track their performance at the enterprise-wide, departmental and physician/caregiver levels. The Company has led the industry in developing tools that enable its clients to collect, in an unobtrusive manner, a substantial amount of comparative service quality information in order to analyze and improve their practices to maximize member additions, member retention and profitability. NRC's performance assessments offer the tangible measurement of health service quality currently demanded by consumers, employers, industry accreditation organizations and lawmakers.

        The Company's innovative solutions respond to managed care's redefined relationships among consumers, employers, payers and providers. While many vendors exclusively use static, mass produced questionnaires, NRC also utilizes its dynamic data collection process to create a personalized questionnaire that evaluates service issues specific to each respondent's specific healthcare experience. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company's dynamic data collection process is used to assess core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and to all service points of a healthcare system (inpatient, emergency room, outpatient, home health, rehabilitation, long-term care, hospice, pharmacy, etc.). As differentiated from others in the marketplace, the Company can gather data through fewer, more efficient questionnaires as opposed to other firms' multiple questionnaires that often bombard the same respondents.

        NRC offers three primary types of information services and products. The NRC Listening System is a renewable performance tracking tool for gathering and analyzing data from survey respondents. The Company has the capacity to measure performance beyond the enterprise-wide level and has the ability and experience to determine key performance indicators at the department and individual physician/caregiver measurement levels, where the Company's services can best guide the efforts of its clients to improve quality and enhance their market position. The syndicated Market Guide, a stand-alone market information and competitive intelligence source as well as a comparative performance database, allows the Company's clients to assess their performance relative to the industry, to access best practice examples and to utilize competitive information for marketing purposes. The Company's custom research enables NRC's clients to conduct specific studies in order to identify areas of improvement and measure market issues and opportunities. Recognizing the increasing applications for self-reported healthcare assessments, NRC works with its clients to integrate satisfaction measurement into various areas of their businesses, including physician compensation. As the Company partners with its clients, it seeks to enhance relationships throughout the healthcare organization and thereby both broaden and deepen the scope of its projects.

   Business Strengths

        The Company believes the following factors have been of principal importance in achieving its current position as a leading provider of ongoing survey-based performance, analysis and tracking services and products to the healthcare industry.

        Leadership Position. The Company, over its 16-year history, has established its position as an innovative leader of survey-based, renewable healthcare performance tracking. NRC's client partnerships with leading healthcare payers and providers exemplify the Company's leadership position. NRC's client base includes Kaiser, the Department of Defense, HealthSouth Corporation, BJC Health System and Mayo Clinic. In addition, industry bodies shaping the direction of healthcare performance tracking have sought NRC's expertise. For example, the Company served as a technical advisor to the NCQA during its development of a standardized satisfaction measurement process and also tracks the Joint Commission's own service performance by measuring satisfaction levels of those healthcare organizations undergoing the Joint Commission's accreditation process.

        Healthcare Focus. The Company devotes all of its resources to the healthcare industry and that industry's evolving performance information needs. This focus allows NRC to deliver high quality, survey-based performance information through its staff of 63 full-time professionals who understand the complex competitive and industry issues facing healthcare organizations. The Company believes that its healthcare expertise and experience enhance its competitive position relative to those market research firms that serve multiple industries.

        Service and Product Renewability. The Company has benefited from high renewal rates. Specifically, in each of the last two years over 80% of the Company's total billings were generated from clients served in the prior year. This renewal rate reflects, in part, competitive factors and industry mandates which necessitate periodic performance tracking as well as the use of performance information, which must be updated regularly and which must be consistent, as a component of physician compensation. The Company believes its dynamic data collection process, multi-level measurement (enterprise-wide, departmental and physician/caregiver level) and multi-year comparative data foster project renewability as healthcare organizations rely on these capabilities to monitor and improve their performance.

        NRC's Dynamic Data Collection Process. The Company believes that its dynamic performance data collection process represents an important competitive advantage over those performance tracking firms that only use static, mass produced questionnaires focusing on one point of care (inpatient, outpatient, emergency room, etc.) regardless of whether they are personalized to each respondent and his or her unique experience. The Company's dynamic data collection process offers questionnaire personalization such as patient name, treating caregiver name, encounter date and, in some cases, exact services received. This level of personalization enables the Company to realize increased response rates and identify client service issues needing improvement. NRC's dynamic data collection process also allows healthcare organizations to add questions relevant to time, market or organization specific issues. This approach allows NRC's dynamic data collection process to evolve with healthcare organizations as they grow and as their performance objectives change as a result of competitive conditions, industry mandates, employer performance guarantees and quality improvement initiatives.

        Healthcare Market Database and Complementary Services. Over the last 11 years, NRC has developed the healthcare industry's most comprehensive syndicated database of performance tracking data. The Market Guide enables the Company's clients to compare their performance results against national and local benchmarks and thereby facilitate the identification of competitive strengths, weaknesses and opportunities. Representing the views of one in every 650 households across the 48 continental states, the Market Guide provides name specific performance data on 600 managed care plans and 2,500 hospitals nationwide and addresses more than 100 industry issues relevant to healthcare payers, providers and purchasers. The Company gives its clients "point and click" access to NRC's syndicated assessments, comparative performance data and industry mandated requirements via its proprietary NRC Report Card System. Finally, in order to provide its clients with a full-service performance tracking and market research capability, NRC also offers its clients custom research services.

   Growth Strategy

        The Company's growth strategy includes the following key elements:

        Leverage Existing Client Base. The Company believes substantial opportunities exist to expand the depth and breadth of current clients' performance tracking programs. During 1996, the Company provided services to more than 200 healthcare organizations, for which the Company completed more than 1,000,000 survey assessments. The Company believes that since a majority of its clients do not yet measure performance at either the department or physician/caregiver level, the average number of surveys per client will continue to grow as more healthcare organizations take performance tracking deeper to these levels. This natural measurement progression is emerging as healthcare organizations seek to affect change that will solidify or improve their competitive market position and enhance member retention rates. Furthermore, NRC believes its clients' programs can be broadened through the addition of comprehensive satisfaction surveys of all the constituencies of a healthcare plan or provider, including employers, employees, physicians, patients and/or members. Finally, the Company believes it has the opportunity to cross-sell complementary services and products to its existing clients because the Company's comparative database, competitor intelligence and best practice information can provide added value to its existing clients' current performance tracking programs.

        Expand Client Base. From 1994 to 1996, the number of clients billed has increased from 155 to 210. The Company believes that its industry experience and reputation as a high quality, cost effective performance tracking provider serving the nation's leading healthcare organizations will enable it to continue to attract new clients for its services and products. For example, the Company believes a substantial opportunity exists to penetrate those healthcare organizations which do not currently measure performance beyond the enterprise-wide level required by industry mandates or which do not outsource performance tracking. In addition, NRC believes there is also an opportunity to sell its renewable syndicated product to healthcare providers and payers not previously served by the Company but whose members' satisfaction is already tracked as part of the Company's syndicated Market Guide. This database of performance information on prospective clients and their competitors has historically been an important point of initial contact for NRC's direct sales force. At the end of 1996, the Company maintained a small direct sales force of only three people. However, NRC added a new sales associate at the end of the second quarter of 1997 and another in the third quarter of 1997 and plans to hire one or more additional sales associates within the next 12 months. The Company believes this sales force growth will allow each sales associate to develop more aggressively new clients in more manageable geographic territories.

        Pursue Strategic Acquisitions and Alliances. The Company believes the fragmented nature of the healthcare performance tracking industry presents strategic opportunities for the Company to acquire or align with other performance information providers. The Company currently intends to explore the acquisition of, or alliances with, firms providing complementary products, services or technologies. The Company sees this strategy as a means to expand its market position, increase its client base and geographic presence and obtain additional personnel with industry experience. NRC may also pursue possible industry partnerships or alliances with firms such as financial or clinical healthcare information companies interested in integrating the Company's syndicated performance information into their own product portfolios.

   Services and Products

        The Company is a leading provider of ongoing survey-based performance measurement, analysis and tracking services and products to the healthcare industry, specializing in survey-based assessments designed to monitor care outcomes including satisfaction and health status. NRC's three primary types of information services and products are as follows:

        Renewable Performance Tracking Services. The Listening System is NRC's state-of-the-art data collection process which provides ongoing, renewable performance tracking. The Listening System represented 75.9% and 83.5% of the Company's total revenue in 1996 and the first quarter of 1997, respectively. This performance tracking program efficiently coordinates and centralizes an organizations' satisfaction monitoring, thereby establishing a uniform methodology and survey instrument needed to obtain valid performance information and improve quality. Using the industry mandated method of mail-based data collection, this assessment process monitors satisfaction across healthcare respondent groups (patients, members, physicians, employers, employees, etc.) and service settings (inpatient, outpatient, health plan administration, etc.).
   Rather than be limited to only static, mass produced questionnaires that provide limited flexibility and performance insights, NRC's proprietary software generates individualized questionnaires, which include personalization such as patient name, treating caregiver name, encounter date and, in most cases, the services received. This personalization enhances the response rates and the relevance of performance data. Flexible and responsive to healthcare organizations changing information needs, NRC creates personalized questionnaires that evaluate service issues specific to each respondent's specific healthcare experience and include questions that address core service factors throughout a healthcare organization.

        As differentiated from other competitors, the Company gathers data through one efficient questionnaire as opposed to multiple questionnaires that often bombard the same respondents. As a result, the Company's renewable performance tracking programs and data collection process (i) realize higher response rates, obtain data more efficiently, and thereby provide healthcare organizations with more feedback, (ii) eliminate oversurveying (where one respondent receives multiple surveys) and (iii) allow healthcare organizations to adapt questionnaire content to address management objectives and to assess implemented quality improvement programs or other timely marketplace issues. Recognizing that performance programs must do more than just measure satisfaction, NRC has developed a one-page reporting format called the NRC Action Plan that provides a basis on which to make improvements. NRC Action Plans show healthcare organizations which service factors their customer groups value, which have the greatest impact on satisfaction levels and how their performance in relationship to these key indicators changes over time.

        Renewable Syndicated Product. The Company's renewable nationally syndicated product, the NRC Healthcare Market Guide, serves as a stand-alone market information and competitive intelligence source as well as a comparative performance database. This product accounted for 10.1% and 9.9% of the Company's revenue in 1996 and the first quarter of 1997, respectively. Since the Company currently sells this product to less than 5% of the nation's healthcare providers, the Company believes there is substantial opportunity to further penetrate this market. Published by NRC bi-annually from 1988 to 1996 and annually since 1996, this survey, which is the largest of its kind, asks consumers via a third-party panel to evaluate their health plans, health systems, physicians/caregivers and personal health status. Representing the views of one in every 650 households across every county in the continental United States, the Market Guide provides name specific performance data on 600 managed care plans and 2,500 hospitals nationwide and addresses more than 100 data items relevant to healthcare payers, providers and purchasers. Among the data featured are benchmarks specific to the NCQA standardized HEDIS Member Satisfaction Survey that compare health plans on a local, state and/or national level. Similarly, the product's national name search feature allows a healthcare organization with a national or regional presence to simultaneously compare the performance of all its sites and pinpoint where strengths and weaknesses exist. The product's trending capacity details how the performance of healthcare organizations changes over time. Other data collected in the Market Guide profile health plan market share, consumers' health plan decision making factors, physician/caregiver accessibility, hospital/healthcare system quality and chronic patient populations. The Company gives clients easy access to the Market Guide via its CD-ROM-based desktop delivery system - the Report Card System. This delivery system allows healthcare professionals to generate reports in numerous formats to support their decision making.

        Custom Research. In order to be a sole source provider to its clients, the Company also conducts custom research that measures and monitors market characteristics or issues specific to individual healthcare organizations. NRC's custom research includes consumer recall of promotional and branding campaigns, consumer response to new service offerings and provider perception of health plans and healthcare organizations. The Company generally utilizes phone interviews to collect relevant data for these custom studies. Custom research accounted for 14.0% and 6.6% of the Company's total revenues in 1996 and the first quarter of 1997, respectively.

   Clients

        The Company's ten largest clients in 1995, 1996 and the first quarter of 1997 accounted for 71.1%, 63.9% and 69.5%, respectively, of the Company's total revenues in each of those periods. The Company's largest client, Kaiser, accounted for 43.7%, 40.4% and 40.1% of the Company's total revenues in 1995, 1996 and the first quarter of 1997, respectively, and the Company expects that this client will account for approximately 30% of its total revenues for all of 1997. The Company also expects that the Department of Defense will account for more than 10% of total revenues in 1997. Overall, the Company served more than 150 and 200 healthcare organizations in 1994 and 1996, respectively, and the Company believes substantial opportunities exist to further penetrate its existing clients as well as to expand its client base. The Company's clients include the following:

                        Integrated
                        Healthcare
    Health Plans        Systems             Medical Groups   Other

    Aetna Dental        BJC Health System   Healthcare       American
    Empire Blue Cross   HealthSouth         Partners         Hospital
     and Blue Shield    Corporation          Medical Group    Association
    Kaiser              Jewish Hospital     Mayo Clinic      Department of
                        Healthcare          Ochsner Medical   Defense
                           Services          Institutions    Joint
                                                              Commission

        Examples of the Company's client relationships, which represent the nature of the Company's services and performance measurement solutions, are set forth below:

        Health Plan Multi-Level Measurement. One of the nation's largest HMOs began working with the Company four years ago to assess the satisfaction of its members and patients. The project's first phase approached this measurement from an enterprise-wide level -- how the HMO is performing in its West Coast marketplace -- and at the department level -- examining the performance of each of its owned medical centers and medical practices. From its original contract, the Company has substantially expanded the scope of services provided to this client by drilling down to the physician level. As a result, the number of questionnaires processed by the Company on behalf of this client in 1996 was 150% greater than the number processed in 1994. This continuous measurement allows the HMO to monitor the physician-patient relationship in terms of key market issues such as access (including wait time, days to appointment and doctor choice) and care dynamics (including familiarity with health history, listens to patient concerns, explains procedures in terms the patient understands, etc.) With the aid of the Company, the HMO is able to internally disseminate detailed physician "report cards" or performance reports that provide feedback to physicians and management, allowing them to improve the physician-patient relationship. This HMO uses the individual physician's scores in its physician compensation and bonus structures.

        Integrated Healthcare System Measurement. More than seven years ago, the Company began a performance measurement program for a Midwestern hospital covering inpatient, outpatient and emergency room services. The Company's dynamic data collection process facilitated expanded client surveying as the hospital led local market consolidation, culminating in its current status as a 16 hospital health system. The Company utilizes a survey instrument assessing performance not only of acute care services historically measured for the system but also of services added to the healthcare system such as long-term care, home health, occupational medicine, mental health and hospice. The Company's ability to measure simultaneously issues specific to each service point as well as core service factors (also found on employee and physician surveys) pertinent throughout the organization enable the health system to monitor performance and identify improvement opportunities at the department and enterprise-wide levels. The Company's long-term relationship with the health system has fostered a highly valued measurement system championed by top management and used in conjunction with continuous quality improvement processes. To create enterprise-wide accountability, satisfaction results are used as a component within executives' incentive programs and staff performance appraisals. Data collected specific to organizational objectives, such as improved care outcomes and service quality, are directly aligned with incentives to influence positive behavior modification. The Company's tracking program continues to respond to the health system's organization, time and market specific information needs through adaptable question blocks, added service points assessed, and reporting formats tracking management objectives and quality initiatives.

        Medical Group Performance Measurement Leveraging Market Position.
   The Company's physician/caregiver level performance measurement and database of industry comparables provided the information solution a Southern-based medical group needed to efficiently address performance improvement opportunities and enhance its market position. The medical group, prior to its nine-year relationship with the Company, used an internally created tool to analyze physician and practice performance. However, because other local medical groups used different satisfaction instruments, the medical group could not fulfill its need to compare its scores with those of other local physicians. The Company's solution involved questionnaires tailored to the unique information needs of the group's practices and also included "core" questions represented in the Company's comparative database. Implemented across the group's more than 450 physicians in 45 specialties and subspecialties, the Company's performance system allowed physicians and clinics to determine if their performance was worse than, the same as or better than colleagues in similar specialities locally, as well as nationwide. These benchmarks and best-practice examples have allowed the group to capitalize on strengths and address weaknesses identified by the Company's measurement system.
   The Company's data supported a marketing campaign emphasizing the group's very high "overall quality of care" score compared to other physicians in its market. This marketing effort increased the group's negotiating power with payers and providers, as well as its current patient retention and new patient growth. In addition, the Company assisted the group in leveraging their access scores by conducting a custom community study that quantified patients' access expectations (how long was an acceptable office wait time, days to appointment, etc.). Knowing what patients wanted and how the group compared to other local practices, the Company helped the group identify where resources should be allocated to improve patient experiences and service ratings.


   Sales and Marketing

        The Company has generated the majority of its revenues from client renewals, supplemented by its internal marketing efforts and a limited sales force. In order to increase geographic penetration, NRC added one additional sales associate to its existing three person sales force at the end of the second quarter of 1997 and another in the third quarter. These new sales associates will direct NRC's sales efforts from Nashville and Atlanta. The Company is also in the process of searching for additional sales associates. As compared to the typical industry practice of compensating sales forces with relatively high base pay and a relatively small sales commission, NRC compensates its sales associates with a relatively low base pay and a relatively high, per sale commission. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top quality sales associates. The average healthcare/market research industry experience of the Company's sales associates is 8.75 years.

        Numerous marketing efforts support the direct sales force's new business generation and project renewal initiatives. NRC conducts an annual direct marketing campaign around scheduled trade shows, including leading industry conferences such as the National Managed Healthcare Congress and American Association of Health Plans' Institute. NRC uses this lead generation mechanism to track the effectiveness of marketing efforts and add generated leads to its database of current and potential client contacts. In addition, NRC plans to implement a telemarketing sales strategy to qualify the highest quality potential leads. Finally, the Company's public relations program includes (i) an ongoing presence in leading industry trade press and in the mainstream press; (ii) public speaking at strategic industry conferences; (iii) monthly "Perspectives on Performance" articles (which are in-depth discussions of performance tracking applications, trends and policies) sent to current clients and top prospects; (iv) fostering relationships with key industry constituencies (HCFA, Joint Commission and NCQA); and (v) an annual Quality Leaders award program to top-ranking HMOs and health systems in approximately 100 markets. The Company is also coauthoring an industry manual with renowned researcher John E. Ware, Ph.D., of the New England Medical Center's Health Institute.

        The Company's integrated marketing activities facilitate its ongoing receipt of project requests-for-proposals as well as direct sales force initiated prospect contact. The sales process typically spans a 90-day period encompassing the identification of a healthcare organization's information needs, the education of prospects on NRC solutions (via proposals, in-person sales presentations and on-line product demonstrations) and the closing of the sale. The Company's sales cycle varies depending on the particular product or service being marketed and the size of the potential project.

   Competition

        The healthcare information and market research industry is highly competitive. The Company has traditionally competed both with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment.
   The Company anticipates that in the future it may increasingly compete with (i) traditional market research firms which are significant providers of survey-based, general market research and (ii) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare market research that competes directly with the Company's services and products, many of these competitors have substantially greater financial, information gathering and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market, which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors. See "Risk Factors -- Competition."

        The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, service uniqueness, credibility of provider, industry experience and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic questionnaire, syndicated Market Guide and comparative performance database, and its relationships with leading healthcare payers and providers position the Company to compete in this market.

   Intellectual Property and Other Proprietary Rights

        The Company's success is in part dependent upon its data collection process, research methods, data analysis techniques and internal systems and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents; consequently, it relies on a combination of copyright, trademark and trade secret laws and employee nondisclosure agreements to protect its systems and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims. See "Risk Factors -- Limited Protection of the Company's Systems and Procedures."

   Employees

        As of July 1, 1997, the Company employed a total of 63 persons on a full-time basis. In addition, as of such date the Company had part-time associates primarily in its survey operations, representing approximately 102 full-time equivalent employees. None of the Company's employees are represented by a collective bargaining agreement. The Company considers its relationship with its employees to be excellent.

   Facilities

        The Company's headquarters is located in approximately 25,000 square feet of leased office space in Lincoln, Nebraska. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution; telephone interviewing; data processing, analysis and report generation; marketing; and corporate administration. The lease on this facility is on a month to month basis. The Company plans to move to a new leased facility in the fourth quarter of 1997 to accommodate its growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Legal Proceedings

        The Company is not subject to any material pending litigation.

                                   MANAGEMENT

   Executive Officers and Directors

        The following table sets forth information, as of August 1, 1997, regarding the executive officers and directors of the Company.

                 Name               Age                Positions

    Michael D. Hays   . . . . . .   42     President, Chief Executive
                                           Officer and Director
    Jona S. Raasch  . . . . . . .   38     Vice President-Operations

    Patrick E. Beans  . . . . . .   39     Vice President, Treasurer and
                                           Chief Financial Officer

    Sharon Flaherty . . . . . . .   49     Vice President-Sales, Marketing
                                           and Client Services

        Michael D. Hays has served as President and Chief Executive Officer and as a director since he founded the Company in 1981. Mr. Hays has more than 23 years of experience in the healthcare and survey-based research industries.

        Jona S. Raasch has served as Vice President-Operations since September 1988 and served as Secretary from October 1994 until August 1997.

        Patrick E. Beans has served as the principal financial officer since he joined the Company in August 1994. In August 1997, Mr. Beans was elected Vice President, Treasurer and Chief Financial Officer. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan, and from June 1992 to June 1993, he practiced as a certified public accountant.

        Sharon Flaherty joined the Company in December 1996 and serves as Vice President-Sales, Marketing and Client Services. From 1972 until joining the Company, Ms. Flaherty held various positions with Kaiser Foundation Health Plan, Inc. and its affiliates, an HMO, including the last three years (from May 1993 to June 1996) as President of Kaiser Foundation Health Plan of Texas.

        Executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors. The Board of Directors currently consists of one director. The Company intends to name at least three additional directors, two of which will be independent directors, within 60 days of the completion of this offering to serve with Mr. Hays. The Company's Restated Articles of Incorporation and Restated By-Laws divide the Board of Directors into three classes. The directors serve staggered terms of three years, with the members of one class being elected in any year, as follows: (i) directors designated as Class I Directors will serve until the 1998 annual meeting; (ii) directors designated as Class II Directors will serve until the 1999 annual meeting; (iii) Michael D. Hays has been designated as a Class III Director and will serve until the 2000 annual meeting; and in each case until their respective successors are duly elected and qualified. There are no family relationships between any directors or executive officers of the Company.

   Director Compensation

        Directors who are executive officers of the Company receive no compensation for service as members of either the Board of Directors or committees thereof. Directors who are not executive officers of the Company will be paid an annual retainer and a fee for each committee meeting attended, the amounts of which will be determined within 60 days of the completion of this offering. Additionally, directors will be reimbursed for out-of-pocket expenses associated with attending meetings of the Board of Directors and committees thereof.

   Board Committees

        The Board of Directors established standing Audit and Compensation Committees in August 1997. The Audit Committee is responsible for recommending to the Board of Directors the appointment of independent auditors, approving the scope of the annual audit activities of the auditors, approving the audit fee payable to the auditors and reviewing audit results. It is expected that within 60 days of the completion of this offering the Board of Directors will appoint the members of the Audit Committee, which will consist of three directors, including two independent directors. The Compensation Committee reviews and recommends to the Board of Directors the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates, participation in any incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation, and administers the Equity Incentive Plan. It is expected that within 60 days of the completion of this offering the Board of Directors will appoint the members of the Compensation Committee, which will consist of two independent directors.

   Compensation Committee Interlocks and Insider Participation

        The Company did not have a Compensation Committee of the Board of Directors prior to August 1997. As a result, Michael D. Hays was responsible for fixing the compensation to be paid to the executive officers of the Company.

   Executive Compensation

        The following table sets forth certain information concerning the compensation paid to, earned by or awarded to the Company's Chief Executive Officer and the Company's only other executive officers whose total cash compensation exceeded $100,000 in the fiscal year ended December 31, 1996. The persons named in the table are sometimes referred to herein as the "named executive officers."

                           Summary Compensation Table
                                                   Annual Compensation           All Other
      Name and Principal Position        Year      Salary($)    Bonus($)       Compensation($)

    Michael D. Hays
      President and Chief Executive
      Officer   . . . . . . . . . .      1996      $140,000  $ 70,000(1)             $1,523(2)

    Jona S. Raasch
      Vice President-Operations   .      1996        72,472   117,290(3)              1,167(4)

    Patrick E. Beans
      Vice President, Treasurer and
      Chief Financial Officer   . .      1996        72,472   117,290(3)              1,167(4)

   ________________________
   (1)  Discretionary bonus.

   (2) Premiums for disability insurance paid by the Company for the benefit of Mr. Hays.

   (3) Includes $77,036 awarded in 1996 under the Company's prior annual incentive plan, $21,627 paid in 1996 under the Company's prior annual incentive plan as a result of awards made in earlier years, $15,407 awarded in 1996 under the Company's prior quarterly incentive plan and $3,220 paid in 1996 under the Company's prior quarterly incentive plan as a result of an award made in 1995. Subject to potential forfeiture on termination of employment, awards made under the Company's prior annual incentive plan vest and become payable in 20% increments following the end of each fiscal year over a five-year period. In August 1997, the Company terminated its prior annual and quarterly incentive plans and currently intends to replace them with a new incentive plan, the terms of which have not been established.

   (4) Additional wages paid by the Company when professional development programs were attended.

   Employment Agreements

      On July 15, 1994, the Company set forth the terms and conditions of Patrick E. Beans' employment with the Company in an employment memorandum. Pursuant to this memorandum, Mr. Beans is entitled to an annual base salary of $70,000 and is entitled to participate in the Company's incentive plan, the National Research Corporation 401(k) Savings Plan and a stock option pool or similar benefit plan (which will be the Equity Incentive Plan). Under this memorandum, the Company agreed to employ Mr. Beans as its Chief Financial Officer.

   Employee Benefit Plans

      Equity Incentive Plan. In August 1997, the Board of Directors adopted, and the Company's shareholders approved, the Equity Incentive Plan. The purpose of the Equity Incentive Plan is to promote the best interests of the Company and its shareholders by providing employees of the Company with an opportunity to acquire an interest in the Company. The Equity Incentive Plan is intended to promote continuity of management and to provide increased incentive and personal interest in the welfare of the Company by employees upon whose judgment, interest and special effort the successful conduct of the Company's business is dependent.

      The Equity Incentive Plan may be administered by a committee of the Board of Directors consisting of two or more directors or by the entire Board of Directors. Once the members of the Compensation Committee of the Board of Directors (the "Committee") are appointed, the Committee will administer the Equity Incentive Plan and will have the authority to establish rules for the administration of the Equity Incentive Plan; to select the employees of the Company to whom awards will be granted; to determine the types of awards to be granted to employees and the number of shares covered by such awards; and to set the terms and conditions of such awards. Prior to such time, the entire Board of Directors shall perform the functions of the Committee with respect to the Equity Incentive Plan.

      Any employee of the Company or of any of its future affiliates, including any officer or employee-director of the Company or of any of its future affiliates, is eligible to be granted awards by the Committee under the Equity Incentive Plan. The Equity Incentive Plan authorizes the granting to employees of: (i) stock options, which may be either incentive stock options meeting the requirements of Section 442 of Code or non-qualified stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) performance shares and (v) other stock-based awards and benefits. No awards may be granted under the Equity Incentive Plan after the date of the Company's annual meeting of shareholders in the year 2001.

      The maximum number of shares of Common Stock which may be issued and sold under the Equity Incentive Plan is 730,000 shares. The Company expects to grant options to purchase approximately 225,000 shares of Common Stock in connection with this offering at an exercise price per share equal to the initial public offering price, of which none are expected to be granted to the named executive officers. The Company anticipates that options granted to other executive officers will vest in equal increments over a three-year period and that each of the other options granted will vest in equal increments over a two-year period. Consequently, none of such options will be exercisable until one year after the date of this Prospectus. If any dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase or exchange of shares of Common Stock, issuance of warrants or other rights to purchase shares of Common Stock or other similar corporate transaction or event effects the shares of Common Stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits intended to be made available under the Equity Incentive Plan, then the Committee will have the authority to adjust (i) the number and type of shares subject to the Equity Incentive Plan and which thereafter may be made the subject of awards, (ii) the number and type of shares subject to outstanding awards, and (iii) the grant, purchase or exercise price with respect to an award or may make provision for a cash payment to the holder of an outstanding award.

      Profit Sharing Plan. The Company maintains the National Research Corporation Profit Sharing Plan (the "Profit Sharing Plan"). The Profit Sharing Plan permits employee before-tax contributions, employee after-tax contributions and provides for employer incentive matching contributions and employer discretionary contributions. Substantially all of the Company's associates who have completed one year of service and attained age 21 become participants in the Profit Sharing Plan on the first day coinciding with or following the date on which they satisfy the eligibility criteria. Employee contributions to the Profit Sharing Plan are 100% vested at the time of contribution. A participant becomes 20% vested in Company contributions after two years of service and vests thereafter at a rate of 20% per year of service, becoming fully vested after six years of service. Vested accounts are distributable upon a participant's retirement.

      401(k) Savings Plan. The Company maintains the National Research Corporation 401(k) Savings Plan, a defined contribution retirement plan with a cash or deferred arrangement as described in Section 401(k) of the Code (the "401(k) Savings Plan"). The 401(k) Savings Plan is intended to be qualified under Section 401(a) of the Code. All employees of the Company who have completed one year of service and attained age 21 are eligible to participate in the 401(k) Savings Plan on the first day of the month coinciding with or following the date on which they satisfy the eligibility criteria. The 401(k) Savings Plan provides that each participant may make elective contributions from 1% to 15% of his or her compensation, subject to statutory limits. The 401(k) Savings Plan also provides for matching contributions and discretionary contributions, subject to statutory limits.

   Indemnification of Directors and Officers

        Under the Nebraska Business Corporation Act and the Company's Restated By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such directors or officers are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in the defense thereof, if it is determined that such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceedings, it must be further determined that such a person had a reasonable cause to believe his or her conduct was not unlawful. The Nebraska Business Corporation Act and the Company's Restated By-Laws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent and for any liability arising out of his or her actions in such capacity.

                              CERTAIN TRANSACTIONS

      Prior to joining the Company in 1996, Sharon Flaherty, Vice President-Sales, Marketing and Client Services, served as President of Kaiser Foundation Health Plan of Texas and as a Vice President of Kaiser Foundation Health Plan, Inc., the parent of Kaiser. Kaiser, the Company's largest client, accounted for 40.4% of the Company's total revenues in 1996. The contract between the Company and Kaiser was entered into in 1994 and was negotiated on an arms-length basis.

                       PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information regarding the
   beneficial ownership of Common Stock as of August   , 1997, and as
   adjusted to reflect the sale of the shares offered hereby, by: (i) the Company's sole director; (ii) each of the named executive officers; (iii) the sole director and all executive officers as a group; and (iv) each person or other entity known by the Company to own beneficially more than 5% of the Common Stock. Except as otherwise indicated in the footnotes, each of the holders has an address in care of the Company's principal executive offices and has sole voting and investment power over the shares beneficially owned, subject to any applicable community or marital property laws.

                                       Number of Shares           Shares        Shares Beneficially
                                      Beneficially Owned          Being             Owned After
                                     Prior to Offering(1)       Offered(2)         Offering(1)(2)
                 Name                 Number       Percent                      Number       Percent

    Michael D. Hays   . . . . . .    6,012,910        99.3%        850,000    5,162,910         70.7%

    Jona S. Raasch  . . . . . . .       42,090         *                 -       42,090          *

    Patrick E. Beans  . . . . . .            0         -                 -            0          -
    The sole director and all
    executive officers as a
      group (4 persons) . . . . .    6,055,000      100%           850,000    5,205,000         71.3%

   *  Less than 1%

   (1)  Based on 6,055,000 shares of Common Stock outstanding as of August
        , 1997 and 7,305,000 shares of Common Stock outstanding immediately after this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

   (2) Assumes no exercise of the Underwriters' over-allotment option to purchase 315,000 shares of Common Stock from the Selling Shareholder.
        If the Underwriters' over-allotment option is exercised in full, upon completion of this offering Mr. Hays would beneficially own 4,847,910 shares (or 66.4%).


                          DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001, and 2,000,000 shares of Preferred Stock, par value $.01.

      The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Articles of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

   Common Stock

      There will be 7,305,000 shares of Common Stock outstanding after giving effect to the sale of Common Stock offered by the Company hereby.

      After all cumulative dividends have been paid or declared and set apart for payment on any shares of Preferred Stock that are outstanding, the Common Stock is entitled to such dividends as may be declared from time to time by the Board of Directors in accordance with applicable law.

      Except as provided under Nebraska law and except as may be determined by the Board of Directors of the Company with respect to any series of Preferred Stock, only the holders of Common Stock shall be entitled to vote for the election of directors of the Company and on all other matters. Subject to the limitations imposed by Nebraska law as described below, the holders of Common Stock shall be entitled to one vote for each share of Common Stock held by them. Under Nebraska law, holders of Common Stock are entitled to cumulative voting rights in the election of directors. Cumulative voting allows a shareholder to vote the number of shares owned by such shareholder for as many persons as there are directors to be elected, or to cumulate such votes and give one person as many votes as the number of directors to be elected multiplied by the number of such shareholder's shares, or to distribute such votes among as many directors to be elected as such shareholder sees fit.

      All shares of Common Stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any Preferred Stock which may be outstanding. Except as the Board of Directors may in its discretion otherwise determine, holders of Common Stock have no preemptive rights to subscribe for or purchase shares of the Company. There are no conversion rights, sinking fund or redemption provisions applicable to the Common Stock. The shares of Common Stock offered hereby are fully paid and nonassessable.

      The transfer agent for the Common Stock is Firstar Trust Company, Milwaukee, Wisconsin.

   Preferred Stock

      Pursuant to the Company's Restated Articles of Incorporation, the Board of Directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock.

   Certain Statutory and Other Provisions

      Statutory Provisions. The Nebraska Revised Statutes provide that the voting power of the shares of a Nebraska corporation such as the Company acquired by any person or persons acting as a group who would own, as a result of such acquisition, 20% or more of the total voting power is eliminated with respect to all matters other than the election of directors, unless the acquisition is approved by a vote of the disinterested shareholders at a special or annual meeting pursuant to certain provisions of the Nebraska Revised Statutes. To the extent so approved, such shares shall have the same voting rights as other shares of the same class or series. This restriction does not apply to shares acquired in certain specified transactions.

      The Nebraska Revised Statutes provide that a Nebraska corporation such as the Company may not engage in a business combination with a beneficial owner of 10% or more of the voting shares of the corporation (or an affiliate of such a beneficial owner) unless, before such shares were acquired, the board of directors of the corporation approved the business combination or the shareholder's acquisition of those shares which causes such shareholder's beneficial ownership to equal or exceed 10% of the voting shares.

      Under the Nebraska Business Corporation Act, certain mergers or share exchanges and a sale or other disposition of all or substantially all of the Company's assets not in the ordinary course of business require approval by the Board of Directors and by holders of two-thirds of all the votes entitled to be cast on the transaction.

      Restated Articles of Incorporation and Restated By-Laws of the Company. Under the Company's Restated Articles of Incorporation and Restated By-Laws, the Board of Directors of the Company is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Restated Articles provide that any vacancies on the Board of Directors shall be filled only by the affirmative vote of a majority of the directors in office, even if less than quorum. Any director so elected will serve until the next election of the class for which such director is chosen and until his or her successor is duly elected and qualified. See "Management -- Executive Officers and Directors."

      The Restated Articles of Incorporation of the Company provide that any director may be removed from office, but only for cause by the affirmative vote of at least 66-2/3% of all outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the Board of Directors plus one director vote to remove a director, such director may be removed without cause by a majority of the outstanding shares of the Company entitled to vote thereon.

      In addition, the Restated By-Laws of the Company establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to the Company, the receipt by the Company of written demands for a special meeting from holders of 10% or more of the issued and outstanding shares of Common Stock, a review of the validity of such demands by an independent inspector appointed by the Company and the fixing of the record and meeting dates by the Board of Directors. In addition, shareholders demanding such a special meeting must deliver to the Company a written agreement to pay the costs incurred by the Company in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation by the Company of proxies for use at such meeting, in the event such shareholders are unsuccessful in their proxy solicitation.

      The Restated By-Laws of the Company also provide the Board of Directors of the Company with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the President or the Board of Directors (acting by resolution) may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting. The Restated By-Laws of the Company also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting.

      The foregoing provisions of the Company's Restated Articles of Incorporation and Restated By-Laws and the Nebraska Revised Statutes and the Nebraska Business Corporation Act could have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk Factors -- Effect of Anti-Takeover Provisions."

                         SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, the Company will have outstanding an aggregate of 7,305,000 shares of Common Stock. Of these outstanding shares of Common Stock, the 2,100,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 5,205,000 shares of Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares") and will be subject to the lock-up arrangements described below. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below. All of such Restricted Shares have been held in excess of one year. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

      The Company and its directors and executive officers, including all current shareholders, have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of William Blair & Company, L.L.C. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 144(k), the shares subject to lock-up agreements will not be saleable until 180 days after the date of this Prospectus. William Blair & Company, L.L.C., in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
   (i) one percent of the number of shares of Common Stock then outstanding (which will equal 73,050 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate of the Company), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

      The preceding description does not give effect to the shares of Common Stock which may be offered and sold pursuant to the Equity Incentive Plan. See "Management -- Employee Benefit Plans -- Equity Incentive Plan." The Company intends to file a registration statement under the Securities Act not earlier than 180 days after the date of this Prospectus to register the shares of Common Stock issuable under the Equity Incentive Plan, which shares will be available for sale in the public market, subject to the volume and other limitations of Rule 144 for shares held by affiliates of the Company. In connection with this offering, options to purchase 225,000 shares of Common Stock will be granted under the Equity Incentive Plan at an exercise price equal to the offering price.

      Since there has been no public market for the Common Stock prior to this offering, no predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                                  UNDERWRITING

      The several Underwriters named below (the "Underwriters"), for whom William Blair & Company, L.L.C. and Robert W. Baird & Co. Incorporated are acting as Representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Shareholder and the Underwriters (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholder, and the Company and the Selling Shareholder have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name in the table below.

       Underwriters                                  Number of Shares

       William Blair & Company, L.L.C.  . . .
       Robert W. Baird & Co. Incorporated . .






                                                        ---------
         Total  . . . . . . . . . . . . . . .           2,100,000
                                                        =========

      In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Stock offered hereby if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters shall be increased or the Underwriting Agreement may be terminated.

      The Representatives have advised the Company and the Selling Shareholder that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession
   of not more than $         per share.  The Underwriters may allow, and
   such dealers may re-allow, a concession not in excess of $        per
   share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters.

      The Selling Shareholder has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 315,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

      The Company and its directors and executive officers, including all current shareholders, have agreed that they will not sell, contract to sell or otherwise dispose of any Common Stock or any interest therein for a period of 180 days after the date of this Prospectus without the prior written consent of William Blair & Company, L.L.C., except for the Common Stock offered hereby. William Blair & Company, L.L.C., in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action. See "Shares Eligible for Future Sale."

      The Company and the Selling Shareholder have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

      Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives. Among the factors which will be considered in such negotiations will be the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, the Selling Shareholder and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors which may be deemed relevant.

      The Representatives have informed the Company that the Underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority.

      Until the distribution of the shares is completed, the rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with this offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

      The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                  LEGAL MATTERS

      The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholder by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters will be passed upon for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                     EXPERTS

      The financial statements of the Company at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and in the Registration Statement, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          NATIONAL RESEARCH CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

                                                                      Page

    Independent Auditors' Report  . . . . . . . . . . . . . . . . .   F-2

    Balance Sheets as of December 31, 1995 and 1996 and March 31,
      1997 and Pro Forma Balance Sheet as of March 31, 1997 . . . .   F-3

    Statements of Income for the years ended December 31, 1994,
      1995 and 1996 and for the three months ended March 31, 1996
      and 1997  . . . . . . . . . . . . . . . . . . . . . . . . . .   F-4

    Statements of Shareholders' Equity for the years ended December
      31, 1994, 1995 and 1996 and for the three months ended March
      31, 1997  . . . . . . . . . . . . . . . . . . . . . . . . . .   F-5

    Statements of Cash Flows for the years ended December 31, 1994,
      1995 and 1996 and for the three months ended March 31, 1996 and
      1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-6

    Notes to Financial Statements . . . . . . . . . . . . . . . . .   F-7

                          INDEPENDENT AUDITORS' REPORT


   The Board of Directors and Shareholders
   National Research Corporation:


   We have audited the accompanying balance sheets of National Research Corporation as of December 31, 1995 and 1996, and the related statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                      KPMG Peat Marwick LLP


   Lincoln, Nebraska
   June 6, 1997, except as to
   note 8 which is as
   of August 8, 1997

                                       NATIONAL RESEARCH CORPORATION

                                                BALANCE SHEETS
                                                                                         Pro Forma
                                                 December 31,            March 31,       March 31,
                   Assets                     1995           1996          1997            1997
                                                                                (Unaudited)

    Current assets:
     Cash and cash equivalents             $  934,800     $2,782,212     $4,311,357      $       --
     Investments in marketable debt
       securities                             587,245      1,476,965          1,261           1,261
     Trade accounts receivable, less
       allowance for doubtful accounts
       of $25,000 in 1995, $45,000 in
       1996, and $50,000 in 1997            2,912,122      1,216,812      2,416,031       2,416,031
     Unbilled revenues                         97,334        282,358        337,993         337,993
     Prepaid expenses and other                24,610         46,022         43,499          43,499
                                            ---------      ---------      ---------       ---------
       Total current assets                 4,556,111      5,804,369      7,110,141       2,798,784
                                            ---------      ---------      ---------       ---------
    Property and equipment:
     Furniture and fixtures                   173,225        291,514        301,989         301,989
     Computer equipment                       409,008        481,055        655,114         655,114
                                            ---------      ---------      ---------       ---------
                                              582,233        772,569        957,103         957,103
     Less accumulated depreciation and
       amortization                           310,851        434,937        476,533         476,533
                                            ---------      ---------      ---------       ---------
       Net property and equipment             271,382        337,632        480,570         480,570
                                            ---------      ---------      ---------       ---------
    Cash surrender value of life
     insurance                                157,872             --             --              --
    Other                                      10,657         10,657         10,657          10,657
                                            ---------      ---------      ---------       ---------
       Total assets                        $4,996,022     $6,152,658     $7,601,368      $3,290,011
                                            =========      =========      =========       =========
       Liabilities and Shareholders'
              Equity (Deficit)

    Current liabilities:
     Accounts payable and accrued
      expenses                             $  359,988     $  494,614     $  869,656      $  869,656
     Accrued wages, bonuses and profit
      sharing                                 503,755        764,784        648,311         648,311
     Dividends payable                        269,876        359,384          --          1,333,643
     Billings in excess of revenues
      earned                                1,888,154      2,168,026      2,562,809       2,562,809
                                            ---------      ---------      ---------       ---------
       Total current liabilities            3,021,773      3,786,808      4,080,776       5,414,419
     Bonuses and profit sharing
      accruals                                144,684        286,443        342,144         342,144
                                            ---------      ---------      ---------       ---------
       Total liabilities                    3,166,457      4,073,251      4,422,920       5,756,563
                                            ---------      ---------      ---------       ---------
    Shareholders' equity:
     Common stock, $.001 par value.
      Authorized 20,000,000 shares,
      issued and outstanding 6,055,000
      shares                                    6,055          6,055          6,055           6,055
     Additional paid-in capital                  -              -              -               -
     Retained earnings (accumulated
      deficit)                              1,823,510      2,073,352      3,172,393      (2,472,607)
                                            ---------      ---------      ---------       ---------
       Total shareholders' equity
        (deficit)                           1,829,565      2,079,407      3,178,448      (2,466,552)
                                            ---------      ---------      ---------       ---------
    Commitments and contingencies
       Total liabilities and
        shareholders' equity               $4,996,022     $6,152,658     $7,601,368      $3,290,011
                                            =========      =========      =========       =========


   See accompanying notes to financial statements.

                                           NATIONAL RESEARCH CORPORATION

                                                STATEMENTS OF INCOME
                                                                                        Three months
                                           Years ended December 31,                   ended March 31,
                                     1994           1995            1996            1996            1997
                                                                                        (Unaudited)

    Revenues:
     Renewable performance
       tracking services           $4,419,564     $6,839,410     $ 9,568,915     $2,122,133       $2,871,051
     Renewable syndicated
      product                         652,192        493,416       1,276,423         82,301          340,621
     Custom and other research      1,683,198      1,584,533       1,754,895        447,102          228,122
                                    ---------      ---------      ----------      ---------        ---------
       Total revenues               6,754,954      8,917,359      12,600,233      2,651,536        3,439,794
                                    ---------      ---------      ----------      ---------        ---------
    Operating expenses:
     Direct expenses                2,967,397      3,494,706       5,685,200      1,132,953        1,393,421
     Selling, general and
      administrative                2,043,878      2,364,269       3,060,189        659,932          950,802
     Depreciation and
      amortization                     85,620        119,093         173,148         35,998           41,597
                                    ---------      ---------       ---------      ---------       ----------
       Total operating expenses     5,096,895      5,978,068       8,918,537      1,828,883        2,385,820
                                    ---------      ---------       ---------      ---------       ----------
       Operating income             1,658,059      2,939,291       3,681,696        822,653        1,053,974
                                    ---------      ---------       ---------       --------       ----------
    Other income:
     Interest income                   23,579        106,300         125,948         37,137           45,067
     Other, net                        22,491          1,651          26,484             --               --
                                    ---------      ---------       ---------      ---------       ----------
       Total other income              46,070        107,951         152,432         37,137           45,067
                                    ---------      ---------       ---------      ---------       ----------
       Income before income
         taxes                      1,704,129      3,047,242       3,834,128        859,790        1,099,041

    Provision for income taxes        114,500             --              --             --               --
                                    ---------      ---------       ---------      ---------        ---------
       Net income                  $1,589,629     $3,047,242     $ 3,834,128     $  859,790       $1,099,041
                                    =========      =========       =========      =========        =========
    Pro forma information:
     Net income                    $1,589,629     $3,047,242     $ 3,834,128     $  859,790       $1,099,041
     Pro forma income taxes           582,796      1,218,897       1,533,651        343,916          439,614
                                    ---------      ---------       ---------      ---------        ---------
       Pro forma net income        $1,006,833     $1,828,345     $ 2,300,477     $  515,874       $  659,427
                                    =========      =========       =========      =========        =========
    Pro forma net income
      per share                     $     .16     $      .30     $       .38     $      .09       $      .11
                                    =========      =========       =========      =========        =========
    Weighted average common
     shares and common share
     equivalents outstanding        6,317,510      6,055,000       6,055,000      6,055,000        6,055,000
                                    =========      =========       =========      =========        =========


   See accompanying notes to financial statements.

                                    NATIONAL RESEARCH CORPORATION

                                  STATEMENTS OF SHAREHOLDERS' EQUITY

                      For the years ended December 31, 1994, 1995 and 1996 and
                         the three months ended March 31, 1997 (Unaudited)

                                                         Additional
                                   Preferred   Common     paid-in    Treasury    Retained
                                     stock      stock     capital      stock     earnings       Total

    Balances at December 31,
      1993                          $ 100    $12,642     $13,812     $(7,543)     $270,635     $289,646
    Treasury stock canceled,
      6,134,371 shares                 --     (6,134)     (1,724)      7,543           315           --

    Common stock retired,
      456,019 shares                   --       (456)    (12,560)         --       (62,066)     (75,082)

    Preferred stock retired, 10
      shares                         (100)        --          --          --            --         (100)

    Common stock issued, 2,886
      shares                           --          3         472          --            --          475

    Net income                         --         --          --          --     1,589,629    1,589,629

    Dividends declared, $.01 per
      share                            --         --          --          --       (42,797)     (42,797)
                                  -------    -------     -------     -------     ---------    ---------

    Balances at December 31,
      1994                             --      6,055          --          --     1,755,716    1,761,771

    Net income                         --         --          --          --     3,047,242    3,047,242

    Dividends declared, $.49 per
      share                            --         --          --          --    (2,979,448)  (2,979,448)
                                  -------    -------    --------     -------     ---------    ---------

    Balances at December 31,
      1995                             --      6,055          --          --     1,823,510    1,829,565

    Net income                         --         --          --          --     3,834,128    3,834,128
    Dividends declared, $.59
      per share                        --         --          --          --    (3,584,286)  (3,584,286)

                                  -------    -------    --------    --------    ----------    ---------
    Balances at December 31,
      1996                             --      6,055          --          --     2,073,352    2,079,407

    Net income                         --         --          --          --     1,099,041    1,099,041

                                  -------   --------    --------    --------    ----------    ---------
    Balances at March 31, 1997
      (unaudited)                 $    --     $6,055          --    $     --    $3,172,393   $3,178,448

                                  =======   ========    ========   =========    ==========    =========




   See accompanying notes to financial statements.

                                     NATIONAL RESEARCH CORPORATION

                                         STATEMENTS OF CASH FLOWS
                                                                                    Three months ended
                                                Years ended December 31,               March 31,
                                              1994       1995        1996           1996        1997
                                                                                       (Unaudited)

    Cash flows from operating activities:
      Net income                          $1,589,629  $3,047,242 $3,834,128       $859,790   $1,099,036
      Adjustments to reconcile net income
        to net cash provided by operating
        activities:
      Depreciation and amortization           85,620     119,093    173,148         35,998       41,597
      Loss on sale of property and
      equipment                                   --          --     32,837             --           --
      Change in assets and liabilities:
        Trade accounts receivable            (94,234) (2,355,788) 1,695,310      1,009,090   (1,199,219)
        Unbilled revenues                         --     (97,334)  (185,024)            --      (55,635)
        Prepaid expenses and other           (23,388)      1,278    (21,412)       (21,806)       2,523
        Other receivables                    246,556          --         --             --           --
        Accounts payable and accrued
          expenses                            11,630     128,422    134,626        (14,324)     354,459
        Accrued wages, bonuses and profit
          sharing                             91,801     449,724    402,788        (33,040)     (40,184)
        Billings in excess of revenues
          earned                             701,589     488,969    279,872        610,290      394,781
        Increase in cash value of life
          insurance                          (21,018)    (27,211)        --             --           --
                                           ---------   ---------  ---------      ---------    ---------
         Net cash provided by
           operating activities            2,588,185   1,754,395  6,346,273      2,445,998      597,358
                                           ---------   ---------  ---------      ---------    ---------
    Cash flows from investing activities:
      Purchases of property and equipment   (194,330)   (160,923)  (272,235)       (25,016)    (184,534)
      Purchases of securities available-
      for-sale                              (733,519) (1,503,726)(4,154,720)      (260,786)     (24,295)
      Proceeds from the maturities of
      securities available-for-sale               --   1,650,000  3,265,000        600,000    1,500,000
                                           ---------   ---------  ---------      ---------    ---------
         Net cash provided by (used in)
          investing activities              (927,849)    (14,649)(1,161,955)       314,198    1,291,171
                                           ---------   ---------  ---------      ---------    ---------
    Cash flows from financing activities:
      Dividends declared                     (42,797) (2,709,572)(3,336,906)      (273,912)    (359,384)
      Payments on capital leases             (41,294)    (12,301)        --             --           --
      Proceeds from issuance of common
      stock                                      475          --         --             --           --
      Payments to acquire preferred stock       (100)         --         --             --           --
      Payments to acquire common stock       (45,976)    (29,106)        --             --           --
                                           ---------   ---------  ---------    -----------   ----------
         Net cash used in financing
          activities                        (129,692) (2,750,979)(3,336,906)      (273,912)    (359,384)
                                           ---------   ---------  ---------    -----------   ----------
         Net increase (decrease) in cash   1,530,644  (1,011,233) 1,847,412      2,486,284    1,529,145
    Cash and cash equivalents at beginning
     of period                               415,389   1,946,033    934,800        934,800    2,782,212
                                           ---------   ---------  ---------     ----------    ---------
    Cash and cash equivalents at end of
     period                               $1,946,033  $  934,800 $2,782,212     $3,421,084   $4,311,357
                                           =========   ========= ==========     ==========    =========
    Supplementary information
      Cash paid for:
      Interest                           $     3,947 $       431         --             --           --
                                           =========   ========= ==========     ==========    =========
      Taxes                               $  126,845          --         --             --           --
                                           =========   ========= ==========     ==========    =========

    Noncash investing and financing activities:
      In 1996, the Company  assigned its life insurance policy to the benefit of its majority shareholder and recorded a dividend of $178,236 for the cash surrender value of the life insurance policy.


   See accompanying notes to financial statements.

                          NATIONAL RESEARCH CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

   Three years ended December 31, 1996 and
   the three months ended March 31, 1997 (Unaudited)


   (1)  Summary of Significant Accounting Policies

        Description of Business and Basis of Presentation
           National Research Corporation (the "Company") is a provider of ongoing survey-based performance measurement, analysis and tracking services and products to the healthcare industry. The Company provides market research services to hospitals and insurance companies on an unsecured credit basis. One client accounted for 28.9%, 43.7% and 40.4% of total revenues in 1994, 1995 and 1996, respectively. Another client accounted for 23.1% and 13.6% of total revenues in 1994 and 1995, respectively. The Company operates in a single industry segment.

        Basis of Presentation
           Interim Financial Statements - The financial information as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 is unaudited and has been prepared in conformity with generally accepted accounting principles and includes all adjustments, in the opinion of management, necessary to a fair presentation of the results of operations for the interim periods presented. All such adjustments are, in the opinion of management, of a normal, recurring nature.

           Pro Forma Net Income Per Share - Pro forma net income per share has been computed assuming that the Company had been taxed as a C corporation for Federal and state income tax purposes for all periods presented.

        Use of Estimates
           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition
           The Company derives a substantial majority of its operating revenues from its annually renewable services and products, which include the NRC Listening System ("Renewable Performance Tracking Services") and the NRC Healthcare Market Guide ("Renewable Syndicated Product"). Under the NRC Listening System, the Company provides interim and annual performance tracking to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. Through its syndicated NRC Healthcare Market Guide, the Company publishes healthcare market information to its clients generally on an annual or (prior to 1996) bi-annual basis. The Company also derives revenues from custom and other research projects.

           The Company recognizes revenues from its Renewable Performance Tracking Services and its custom and other research projects using the percentage of completion method of accounting.
           Revenues for these services is recognized as services are performed. Losses expected to be incurred on jobs in progress are charged to income as soon as such losses are known. Revenues earned on contracts in progress in excess of billings is classified as a current asset. Amounts billed in excess of revenues earned are classified as a current liability. Client projects are generally completed within a twelve-month period. The Company recognizes revenues for its Renewable Syndicated Product upon its delivery to clients.

        Property and Equipment
           Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

           The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives of 5 to 7 years. The Company uses accelerated methods of depreciation and amortization over estimated useful lives of 5 to 7 years for furniture and fixtures and 3 to 5 years for computer equipment.

        Marketable Securities
           All marketable securities held by the Company at December 31, 1995 and 1996 were classified as available-for-sale and recorded at cost, which approximates market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a separate component of shareholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Fair values are estimated based on quoted market prices.

        Income Taxes
           Effective August 1, 1994, the Company, with consent of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements for the five months ended December 31, 1994, for the years ended December 31, 1995 and 1996, or for the three months ended March 31, 1996 and 1997.

           The Company will adopt Statement of Financial Accounting Standards No. 109, (SFAS No. 109) (see also note 4) in the quarter ending September 30, 1997, upon successful completion of its initial public offering ("IPO"). Deferred income taxes are provided for temporary differences between tax and financial reporting bases of assets and liabilities using enacted tax rates under SFAS No. 109.

        Cash and Cash Equivalents
           For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

   (2)  Investments in Marketable Debt Securities
        The carrying value for available-for-sale securities by major security type is shown below. Amortized cost approximates fair value.

                                          December 31,        March 31,
                                         1995      1996          1997
                                                              (Unaudited)
       Debt securities:
         U.S. Treasury securities      $243,776 $      --       $   --
         Obligations of other U.S.
          agencies                      342,361   1,475,752         --
                                      ---------   ---------      --------
                                        586,137   1,475,752         --
                                      ---------   ---------      --------
       Other                              1,108       1,213         1,261
                                      ---------   ---------      --------
           Total                       $587,245  $1,476,965    $    1,261
                                      =========   =========      ========

        There were no sales of marketable securities available-for-sale during 1994, 1995, 1996 or for the three months ended March 31, 1997. All marketable debt securities have stated maturities of one year or less.

   (3)  Income Taxes and Pro Forma Income Taxes

        Income tax expense for the seven months ended July 31, 1994 consisted of the following components:

           Federal                                    $ 99,000
           State                                        15,500
                                                       -------
                                                     $ 114,500
                                                       =======

        For the seven months ended July 31, 1994, there were no deferred income taxes.

        Income tax expense for the seven months ended July 31, 1994 differed from that computed by applying U.S. Federal income tax statutory rates to income before income taxes of $247,139. The reasons for this difference are shown below:


      Computed "expected" income tax expense            $  84,000
      State income taxes, net of Federal tax benefit       10,200
      Nondeductible portion of meals and entertainment      2,700
       expense
      Officer life insurance                                3,800
      Other, net                                           13,800
                                                         --------
                                                        $ 114,500
                                                         ========



   (3)  Income Taxes and Pro Forma Income Taxes, Continued

        The accompanying financial statements of income reflect a provision for income taxes on a pro forma basis, at a combined rate of 40 percent (Federal statutory rate of 34 percent plus estimated state rate, net of Federal benefit, of 6 percent) as if the Company was liable for Federal and state income taxes as a taxable corporate entity throughout the periods presented.


        The components of the provision for pro forma income taxes are as follows:

                                                            Three months
                        Years ended December 31,            ended March 31,
                        1994        1995        1996         1996     1997

    Federal         $466,236 $   987,918  $1,278,121     $276,694 $396,837
    State            116,560     246,979     319,530       69,174   99,209
                     -------   ---------   ---------      -------  -------
       Pro forma
        income
        taxes       $582,796  $1,234,897  $1,597,651     $345,868 $496,046
                     =======   =========   =========      =======  =======


        The primary temporary differences giving rise to deferred tax assets are accrued liabilities not currently deductible for income tax purposes. Pro forma deferred tax assets of approximately $220,000 will be recorded upon completion of the Company's IPO (see also note
        4). Based upon the historical earnings of the Company, management believes it is more likely than not that the assets will be realized.

        In connection with the termination of its S Corporation status, the Company expects to distribute approximately $3,905,000 of retained earnings subsequent to March 31, 1997, and as a final distribution to S Corporation shareholders. The effects of this distribution have been given effect as if the distribution had already occurred in the unaudited pro forma balance sheet as of March 31, 1997.

   (4)  Common Stock

        The Company is planning to file a registration statement on Form S-1 for an IPO of the Company's common stock. In connection with its IPO, the Company effected a stock split of approximately 240.5-to-1, which has been given retroactive effect in the accompanying financial statements. This was accomplished pursuant to an amendment to the Company's Restated Articles of Incorporation, which increased the authorized common stock of the Company from 100,000 shares to 20,000,000 shares and authorized up to 2,000,000 shares of undesignated preferred stock.

   (5)  Leases

        The Company leases office space for a monthly base rental payment plus maintenance and utilities. The lease expired on April 30, 1997. Rental expense during 1994, 1995 and 1996 was $176,448, $168,417 and
        $183,118, respectively, and $44,722 and $50,498 for the three months ended March 31, 1996 and 1997, respectively, and is included in selling, general and administrative expense on the statements of income.

   (6)  Employee Benefits

        During 1995, the Company established a qualified defined contribution profit-sharing plan covering substantially all employees with a minimum service of 1,000 hours and one year of service except for highly compensated employees covered by nonqualified profit sharing plans. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. Total profit-sharing expense was $48,989 and $75,229 in 1995 and 1996, respectively, and no expense was recognized for the three months ended March 31, 1996 and 1997.

        The Company sponsors nonqualified profit sharing bonus and incentive plans for employees and members of executive management of the Company. Certain bonuses under this Plan are paid over a five-year period. Expense recorded under these plans was $118,775, $468,052 and $552,832 in 1994, 1995 and 1996, respectively, and $121,844 and
        $207,300 for the three months ended March 31, 1996 and 1997, respectively.

   (7)  Related Party Transactions

        At December 31, 1994, accrued wages, bonuses and profit sharing included amounts due to a former minority shareholder in the amount of $29,106 on an unsecured 3.5% note issued by the Company in conjunction with its redemption of the former shareholder's stock in the Company. The note was paid in full in January 1995. Interest expense incurred on this note during 1994 was $431. There was no interest expense incurred during 1995.

   (8)  Special Bonus

        In August 1997, the Company decided to pay special cash bonuses aggregating $1,740,000 to certain executive officers (other than the selling shareholder) prior to termination of its S Corporation status. The related compensation charge will be recognized by the Company in its third quarter 1997 interim financial statements. The effect of this charge has been given effect as if the bonuses had been paid in the unaudited pro forma balance sheet as of March 31, 1997. These special cash bonuses will reduce the amount otherwise available for distribution to the Company's shareholders prior to the termination of its S Corporation status.

   No dealer, sales representative or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholder or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.
   Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of this Prospectus.

                    _________________________________

                            TABLE OF CONTENTS

                                                                  Page

   Additional Information  . . . . . . . . . . . . . . . . . .       2
   Prospectus Summary  . . . . . . . . . . . . . . . . . . . .       3
   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . .       6
   Use of Proceeds   . . . . . . . . . . . . . . . . . . . . .      12
   S Corporation Termination . . . . . . . . . . . . . . . . .      12
   Dividend Policy   . . . . . . . . . . . . . . . . . . . . .      12
   Capitalization  . . . . . . . . . . . . . . . . . . . . . .      13
   Dilution  . . . . . . . . . . . . . . . . . . . . . . . . .      14
   Selected Financial Data . . . . . . . . . . . . . . . . . .      15
   Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations  . . . . . . . . . . . . . . . . . . . . . . .      17
   Business  . . . . . . . . . . . . . . . . . . . . . . . . . .    25
   Management  . . . . . . . . . . . . . . . . . . . . . . . . .    36
   Certain Transactions  . . . . . . . . . . . . . . . . . . . .    40
   Principal and Selling Shareholders  . . . . . . . . . . . . .    41
   Description of Capital Stock  . . . . . . . . . . . . . . . .    42
   Shares Eligible for Future Sale . . . . . . . . . . . . . . .    44
   Underwriting  . . . . . . . . . . . . . . . . . . . . . . . .    45
   Legal Matters . . . . . . . . . . . . . . . . . . . . . . . .    47
   Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .    47
   Index to Financial
     Statements  . . . . . . . . . . . . . . . . . . . . . . . .   F-1

                     ______________________________

      Until           , 1997 (25 days after the commencement of this
   offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.



                            2,100,000 Shares



                           [National Research
                               Corporation
                                  Logo]


                              Common Stock






                        _________________________

                               PROSPECTUS

                                        , 1997
                        _________________________










                         William Blair & Company


                          Robert W. Baird & Co.
                              Incorporated

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 13.  Other Expenses of Issuance and Distribution.


    Securities and Exchange Commission                 $9,514
     registration fee . . . . . . . . . . . . .
    NASD filing fee . . . . . . . . . . . . . .         3,640
    Nasdaq National Market listing fee  . . . .        36,000
    Blue sky fees and expenses  . . . . . . . .        10,000
    Transfer agent expenses and fees  . . . . .         6,000
    Printing and engraving expenses . . . . . .       100,000
    Accountants' fees and expenses  . . . . . .        95,000
    Legal fees and expenses . . . . . . . . . .       170,000
    Miscellaneous . . . . . . . . . . . . . . .        69,846
                                                     --------
              Total . . . . . . . . . . . . . .      $500,000
                                                     ========

   __________________________
        All of the above fees, costs and expenses above will be paid by the Company. Other than the SEC registration fee, the NASD filing fee and the Nasdaq National Market Listing fee, all fees and expenses are estimated.


   Item 14.  Indemnification of Directors and Officers.

           Under the Nebraska Business Corporation Act and the Company's Restated By-Laws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such directors or officers are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in the defense thereof, if it is determined that such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceedings, it must be further determined that such a person had a reasonable cause to believe his or her conduct was not unlawful. The Nebraska Business Corporation Act and the Company's Restated By-Laws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent and for any liability arising out of his or her actions in such capacity.

           Expenses for the defense of any action for which indemnification may be available may be advanced by the Company under certain circumstances.

           The indemnification provided by the Nebraska Business Corporation Law and the Company's Restated By-Laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

   Item 15.  Recent Sales of Unregistered Securities.

           On October 25, 1994, the Company issued and sold 2,886 shares (on a post-stock split basis) of Common Stock to an employee and director of the Company for $475.20. No underwriters were engaged in connection with the foregoing sale. Such sale was effected in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 for transactions not involving a public offering.

           Other than as set forth in the preceding paragraph, the Company has not sold any securities within the past three years.

   Item 16.  Exhibits and Financial Statement Schedules.

           (a) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed as part of this Registration Statement.

           (b) Financial Statement Schedules. The financial statement schedules listed in the accompanying Financial Statement
                  Schedule Index are filed as part of this Registration
                  Statement.

   Item 17.  Undertakings.

           The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

           The undersigned Registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln, and State of Nebraska, on this 8th day of August, 1997.

                                       NATIONAL RESEARCH CORPORATION



                                       By:   /s/ Michael D. Hays
                                           Michael D. Hays
                                           President and Chief Executive
                                           Officer

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                    Title                     Date


    /s/ Michael D. Hays        President, Chief          August 8, 1997
    Michael D. Hays            Executive Officer and
                               Director (Principal
                               Executive Officer)

    /s/ Patrick E. Beans       Vice President,           August 8, 1997
    Patrick E. Beans           Treasurer and Chief
                               Financial Officer
                               (Principal Financial and
                               Accounting Officer)

                       FINANCIAL STATEMENT SCHEDULE INDEX


                                                           Form S-1
                                                             Page

    Independent Auditors' Report on Financial Statement
     Schedules  . . . . . . . . . . . . . . . . . . . .      S-2
    Schedule II - Valuation and Qualifying Accounts . .      S-3



           All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the financial statements and notes thereto.

                          INDEPENDENT AUDITORS' REPORT


   The Board of Directors
   National Research Corporation:


   The audits referred to in our report dated June 6, 1997, except as to note 8 which is as of August 8, 1997, included the related financial statement schedule as of December 31, 1996, and for each of the years in the three-year period ended December 31, 1996, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                KPMG Peat Marwick LLP




   Lincoln, Nebraska
   June 6, 1997

                          NATIONAL RESEARCH CORPORATION

                 Schedule II - Valuation and Qualifying Accounts



                                                           Write-
                                Balance at                 offs,     Balance
                                beginning     Bad debt     net of    at end
                                 of year      expense    recoveries  of year

    Allowance for doubtful
     accounts:
      Year ended December 31,
       1994                    $    -        $10,000   $    -     $10,000
                                 =======     =======     =======   ======

      Year ended December 31,
       1995                      $10,000     $24,100     $ 9,100  $25,000
                                 =======     =======     =======   ======

      Year ended December 31,
       1996                      $25,000     $30,764     $10,764  $45,000
                                 =======     =======     =======  =======


   See accompanying independent auditors' report.

                                  EXHIBIT INDEX

    Exhibit
    Number                         Exhibit Description

    (1)          Proposed Form of Underwriting Agreement.

    (3.1)        Restated Articles of Incorporation of National Research
                 Corporation.

    (3.2)        Restated By-Laws of National Research Corporation.

    (5) Opinion of Foley & Lardner regarding legality of securities being offered (in preliminary form).

    (10.1) Lease, dated as of ____________, 1997, between National Research Corporation and ______________________.*

    (10.2)       National Research Corporation 1997 Equity Incentive
                 Plan.

    (10.3) National Research Corporation Incentive Plan adopted as of October 14, 1994 but terminated in August 1997.

    (10.4) National Research Corporation Incentive Plan adopted as of ________________, 1997.*

    (10.5) Employment Memorandum, dated as of July 15, 1994, from National Research Corporation to Patrick E. Beans.

    (10.6) Employment Agreement, dated as of December 1, 1996, between National Research Corporation and Sharon
                 Flaherty.

    (10.7) Agreement, dated as of August 15, 1994, among National Research Corporation, The Permanente Medical Group, Inc. and Kaiser Foundation Health Plan, Inc.+

    (10.8) Subcontract, dated as of May 9, 1997, as amended, between National Research Corporation and United
                 HealthCare Corporation.+

    (23.1)       Consent of Foley & Lardner (included in Exhibit (5)).

    (23.2)       Consent of KPMG Peat Marwick LLP.

    (27)         Financial Data Schedule (EDGAR version only).
   ____________
   *    To be filed by amendment.

   + Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933, as amended. The redacted material is being filed separately with the Securities and Exchange Commission.